AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2007

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

i2 TELECOM INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Washington	4813	91-1426372
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5070 Old Ellis Pointe

Suite 110

Roswell, Georgia 30076

(404) 567-4750

(Address and Telephone Number of

Principal Executive Offices and Principal Place of Business)

Paul R. Arena

Chairman of the Board

and Chief Executive Officer

5070 Old Ellis Pointe

Suite 110

Roswell, Georgia 30076

(404) 567-4750

(Name, Address and Telephone Number

of Agent for Service)

Copies to:

Mary Ann Sapone, Esq.

Richardson & Patel LLP

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(310) 208-1182

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock	23,446,429	$0.105	$2,461,875.05	$75.58
Common stock underlying Senior Subordinated Secured Convertible Notes	2,172,618	$0.105	$228,124.89	$7.00
Common Stock underlying warrants	21,556,548	$0.105	$2,263,437.54	$69.49

TOTAL	47,175,595	$0.105	$4,953,437.48	$152.07

(1)	Calculated in accordance with Rule 457(c) under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT I2 TELECOM INTERNATIONAL, INC. FILES WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PROSPECTUS DATED JUNE 27, 2007

PROSPECTUS

47,175,595 SHARES OF COMMON STOCK

OF

i2 TELECOM INTERNATIONAL, INC.

This prospectus covers the sale of up to 47,175,595 shares of common stock of i2 Telecom International, Inc. by the selling shareholders identified in the section of this prospectus titled “Selling Shareholders.” The shares of common stock being registered include the following:

•

3,000,000 shares of common stock that were issued in conjunction with an offering of units (“Units”) composed of common stock and warrants to purchase our common stock (“Warrants”) that we closed on December 20, 2006;

•	3,000,000 shares of common stock underlying the Warrants;

•

13,571,429 shares of common stock that were converted by holders of our $2,000,000 of Senior Subordinated Secured Convertible Notes that were issued in conjunction with an offering that we closed on December 29, 2006 (the “December Notes”);

•	714,285 shares of common stock that underlie the December Notes;

•	14,389,882 shares of common stock that underlie warrants issued in conjunction with the December Notes;

•

6,875,000 shares of common stock that were converted by holders of our $2,000,000 of Senior Subordinated Secured Convertible Notes that were issued in conjunction with an offering that we closed on February 28, 2007 (the “February Notes”)

•	1,458,333 shares of common stock that underlie the February Notes; and

•	4,166,666 shares of common stock that underlie warrants issued in conjunction with the February Notes.

We will not receive any proceeds from the sale of the shares by the selling shareholders, however, we will receive the proceeds from the exercise of the warrants. There is no requirement that the selling shareholders exercise the warrants. We have agreed to bear all expenses of registration of the common stock offered hereby.

Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol “ITUI.”

See the section of this prospectus titled “Risk Factors” beginning on page 6 for certain factors relating to an investment in the shares of common stock offered hereby.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OFFERED HEREBY OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [                    ], 2007.

PROSPECTUS SUMMARY

This summary highlights information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. All references in this prospectus to “i2 Telecom”, “ we ”, “ us ” or “ our ” refer to i2 Telecom International, Inc., a Washington corporation, and its subsidiary, i2 Telecom International, Inc., a Delaware corporation, unless the context otherwise indicates.

i2 Telecom International, Inc.

We provide low-cost telecommunications services over the Internet by employing next-generation Voice over Internet Protocol (“VoIP”) technology. We provide these services through our subsidiary, i2 Telecom International, Inc., a Delaware corporation, which we refer to in this prospectus as “i2 Telecom (DE)”. Our operations are based in Roswell, Georgia.

Our proprietary technology platform offers the user the following benefits:

•	near carrier grade quality of service;

•	low cost long distance calling worldwide;

•	broadband telephony access via a laptop with our VoiceStick®;

•	broadband telephony technology in our micro gateway adapters;

•	plug and play technology using traditional phones without professional installation;

•	unlimited global calling among VoiceStick® and micro gateway users with a minimal monthly subscription; and

•	local and long distance calling via cellular phones utilizing our proprietary technology.

Our revenues are derived primarily from the sale of our VoiceStick® and other integrated access devices, recurring monthly subscriptions to calling plans and call minute termination. The calling plans include such features as call waiting, call forwarding, speed dial, voicemail, etc. along with a pre-set number of minutes (or unlimited minutes, depending on the plan chosen by the subscriber) that may be used by the subscriber during the month.

Our Objectives

Our goal is to become a leading low cost provider of domestic and international long distance communications services. The ways in which we plan to achieve this goal include the following:

•	we plan to focus on markets where convenience and cost conscientiousness are key concerns;

•	we plan to use multi-tiered indirect distribution channels in international markets;

•	we plan to seek OEM licensing opportunities;

•	we plan to control the introduction of new products and services; and

•	we plan to outsource major elements of production and service delivery.

Our strategy is more fully discussed in the section of this prospectus titled “Business – Business Strategy”.

Going Concern Status

We have experienced net losses and negative cash flows from operations, we have an accumulated deficit from inception through December 31, 2006 of approximately $28 million and we have negative working capital. We sustained a net loss of $1,932,092 for the three months ended March 31, 2007, a net loss of $5,800,177 for the fiscal year ended December 31, 2006, and a net loss of $8,027,647 for the fiscal year ended December 31, 2005. Our ability to generate positive cash flows from operations and net income is dependent, among other things, on the acceptance of our products in the marketplace, cost control and our ability to raise capital on acceptable terms. The financial statements included in this prospectus do not include any adjustments that might result from the outcome of these uncertainties. As noted in an explanatory paragraph in the Report of Independent Certified Public Accountants on our consolidated financial statements for the year ended December 31, 2006, these conditions have raised substantial doubt about our ability to continue as a going concern.

Corporate Information

We maintain our principal offices at 5070 Old Ellis Pointe, Suite 110, Roswell, Georgia 30076. Our telephone number at that address is (404) 567-4750. Our website addresses are www.i2telecom.com and www.voicestick.com. Information included on our websites is not part of this prospectus.

About the Offering and this Prospectus

This prospectus covers the resale of up to 47,175,595 shares of common stock by the selling shareholders whose names are included in the section of this prospectus titled “Selling Shareholders.” The common stock we are offering includes shares of common stock underlying senior subordinated secured convertible notes and warrants. A completed description of these securities is included in the section of this prospectus titled “Securities Being Registered”. We will not receive any proceeds from the sale of shares by any selling shareholders, however, we will receive the proceeds from the exercise of the warrants. There is no requirement that the selling shareholders exercise the warrants. See the section of this prospectus titled “Use of Proceeds.” We have agreed to bear all expenses of registration of the common stock offered by this prospectus.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under the shelf registration process the selling shareholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change the information contained in this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits filed with or incorporated by reference into the registration statement. You should read this prospectus and any prospectus supplement together with the registration statement, the exhibits filed with or incorporated by reference into the registration statement and the additional information described under the section of this document titled “Where You can Find More Information”.

Securities Being Registered

The securities covered by this prospectus were issued in the following three offerings:

December 20, 2006 Offering of Units

On December 20, 2006 we completed an offering of units to accredited investors. The units consisted of one share of common stock and a warrant to purchase one share of common stock. The offering price was $0.07 per unit. The warrants have a term of three years and may be exercised at a price of $0.07 per share. We sold 7,428,572 units in this offering and raised net proceeds of $520,000. If all of the warrants are exercised, we would be required to issue 7,428,572 shares of common stock and we would receive $520,000. There is no requirement that the warrants be exercised. We are required to register the common stock and the common stock underlying the warrants. If our common stock is not trading at a price of at least $0.10 on the effective date of the registration statement of which this prospectus is a part, we will be required to issue to the investors, on a pro-rata basis, an additional 14,389,882 shares of common stock. These additional shares of common stock will not have registration rights.

We have included one-half of the shares of common stock and one-half of the shares of common stock underlying the warrants in the registration statement of which this prospectus is a part. We intend to register the remaining shares of common stock and common stock underlying the warrants as soon as is reasonably practicable.

December 29, 2006 Offering of Senior Subordinated Secured Convertible Notes

On December 29, 2006 we closed a financing transaction with accredited investors in which we sold $2,000,000 of 6% Senior Subordinated Secured Convertible Notes (the “December Notes”) convertible into 28,571,429 shares of our common stock at a conversion price of $0.07. We also issued warrants for the purchase of 28,571,429 shares our common stock (the “December Warrants”). The warrant exercise price is $0.07 per share. For every $0.07 of principal converted into a share of common stock, the investor will be entitled to exercise the December Warrant for one share of common stock. The December Notes have a six month term and are due to be paid on June 29, 2007.

We agreed to register the shares of common stock underlying the December Notes as well as the shares of common stock underlying the December Warrants. We agreed that if the registration statement was not declared effective by April 28, 2007, we would incur a monthly penalty equal to 2.0% of the outstanding principal amount of the December Notes until the registration statement is declared effective. The penalty is payable monthly in cash. Furthermore, until the registration statement is declared effective, the holders of the December Notes are entitled to receive, on a monthly basis, warrants to purchase 500 shares of our common stock exercisable at $0.07 per share for each $1,000 of principal outstanding. The warrants will have a term of three years. Based on $2,000,000 of principal outstanding, we would be required to issue warrants to purchase 1,000,000 shares of our common stock each month. In June 2007, we contacted the holders of the December Notes to request a waiver of the requirement that we file the registration statement by April 28, 2007 in exchange for our agreement to file the registration statement by June 30, 2007. As of the date of this prospectus, we had obtained the agreement of 16 of the 18 holders.

The December Notes will automatically be converted into common stock if either of the following events occurs:

•	the shares of common stock underlying the December Notes are registered and free trading, or

•	we obtain financing in an amount of $10,000,000 or more.

The December Notes are secured by all of our assets, however, they are subordinate to senior loans in the amount of $600,000 and to $1,000,000 that were outstanding prior to the December Notes offering. The December Notes rank equally with the February Notes discussed below. As of the date of this prospectus, $1,425,000 in principal amount of the December Notes has been converted to our common stock and we have commitments for the conversion of an additional $475,000 in principal amount.

We have included one-half of the shares of common stock underlying the December Notes and one-half of the shares of common stock underlying the December Warrants in the registration statement of which this prospectus is a part. We intend to register the remaining shares of common stock underlying the December Notes and common stock underlying the December Warrants as soon as is reasonably practicable.

February 28, 2007 Offering of Senior Subordinated Secured Convertible Notes

On February 28, 2007 we closed a financing transaction with accredited investors in which we sold $2,000,000 of 6% Senior Subordinated Secured Convertible Notes (the “February Notes”) convertible into 16,666,666 shares of our common stock at a conversion price of $0.12 per share. We also issued warrants for the purchase of 8,333,333 shares our common stock (the “February Warrants”). The warrant exercise price is $0.12 per share. For every $0.24 of principal converted into shares of common stock, the investor will be entitled to exercise the February Warrant for one share of common stock. The February notes have a six month term and are due to be paid on August 28, 2007.

We agreed to register the shares of common stock underlying the February Notes as well as the shares of common stock underlying the February Warrants. We agreed that if the registration statement was not declared effective by June 28, 2007, we would incur a monthly penalty equal to 2.0% of the outstanding principal amount of the February Notes until the registration statement is declared effective. The penalty is payable monthly in cash. Furthermore, until the registration statement is declared effective, the holders of the February Notes are entitled to receive, on a monthly basis, warrants to purchase 500 shares of our common stock exercisable at $0.12 per share for each $1,000 of principal outstanding. The warrants will have a term of three years. Based on $2,000,000 of principal outstanding, we would be required to issue warrants to purchase 1,000,000 shares of our common stock each month. In June 2007, we contacted the holders of the February Notes to request a waiver of the requirement that we file the registration statement by June 28, 2007 in exchange for our agreement to file the registration statement by June 30, 2007. As of the date of this prospectus, we had obtained the agreement of 37 of the 44 holders.

The February Notes will automatically be converted into common stock if either of the following events occurs:

•	the shares of common stock underlying the February Notes are registered and free trading, or

•	we obtain financing in an amount of $10,000,000 or more.

The February Notes are secured by all of our assets, however, they are subordinate to senior loans in the amount of $600,000 and to $1,000,000 that were outstanding prior to the February Notes offering. The February Notes rank equally with the December Notes. As of the date of this prospectus, approximately $1,440,000 in principal amount of the February Notes have been converted to our common stock and we have commitments for the conversion of an additional $210,000 in principal amount.

We have included one-half of the shares of common stock underlying the February Notes and one-half of the shares of common stock underlying the February Warrants in the registration statement of which this prospectus is a part. We intend to register the remaining shares of common stock underlying the February Notes and common stock underlying the February Warrants as soon as is reasonably practicable.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

We have a history of losses and negative cash flows from operations and we may not be profitable in the future.

We sustained a net loss of $1,932,092 for the three months ended March 31, 2007, a loss of $5,800,177 for the fiscal year ended December 31, 2006 and a loss of $8,027,647 for the fiscal year ended December 31, 2005. We had an accumulated deficit at December 31, 2006 of approximately $28 million. Our ability to generate positive cash flows from operations and net income is dependent, among other things, on the acceptance of our products in the marketplace, market conditions, cost control, and our ability to raise capital on acceptable terms. The financial statements included elsewhere in this prospectus do not include any adjustments that might result from the outcome of these uncertainties. Furthermore, developing and expanding our business will require significant additional capital and other expenditures. Accordingly, if we are not able to increase our revenue, then we may never achieve or sustain profitability.

As of March 31, 2007 we had $6,310 in cash. Since March 31, 2007 we have obtained short term financing of approximately $735,000. If we do not receive a significant infusion of capital in the immediate future or restructure our liabilities, we may not be able to continue operating.

During the fiscal year ended December 31, 2006, we earned $754,939 in revenue while the cost of revenue and the expenses of our operations totaled $6,117,406. During the three months ended March 31, 2007, we earned $180,113 in revenue while our operations cost us $1,956,648. At March 31, 2007 we had $6,310 in cash and current liabilities of $8,560,792. We have been able to meet our operating requirements since March 31, 2007 with interim financing of approximately $735,000, however, we currently have no commitments for financing. We currently have enough cash to continue our operations until approximately July 31, 2007.

Financing may not be available to us on commercially reasonable terms, if at all. There is no assurance that we will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet our future capital needs.

It is not likely that we will be able to continue our business without additional financing. Currently, we have no commitments for additional financing. If we do not receive financing within the next 45 days, we may be required to severely curtail, or to completely cease, our operations.

We may not be able to comply with the FCC’s requirements to provide 911 service to our customers. Our inability to comply with these requirements could have an adverse effect on our business and results of operations.

On June 3, 2005 the Federal Communications Commission (“FCC”) issued the VoIP 911 Order adopting rules that require interconnected VoIP providers to provide their new and existing subscribers with 911 service no later than November 28, 2005. On November 5, 2005, the FCC issued a public notice stating that VoIP providers who failed to comply with the VoIP 911 Order by November 28, 2005 would not be required to discontinue the provision of interconnected VoIP service to any existing customers, but would be required to discontinue marketing VoIP service and accepting new customers for VoIP service in all areas where the providers are not transmitting 911 calls to the appropriate PSAP (public safety answering point) in full compliance with the FCC’s rules. Because we have not fully complied with the VoIP 911 Order, we are subject to this restriction. We cannot be certain that we will be able to fully comply with this VoIP 911 Order. Because it would prevent us from marketing and accepting new customers in certain areas, our inability to comply with the VoIP 911 Order may have an adverse effect on our business and results of operations.

The IP telephony market is intensely competitive. We cannot guarantee you that we can compete successfully.

The IP telephony market is intensely competitive. Our competitors include service providers that are substantially larger than we are, such as Vonage and Skype, that have far greater name recognition and financial resources than we have, as well as smaller, independent companies, such as VoIP, Inc. and Fusion Telecommunications International, Inc. that seek to create niche markets. We do not represent a significant presence in our industry and we cannot guarantee you that we can compete successfully within our industry.

The success of our services is dependent on the growth and public acceptance of VoIP telephony. If the public does not embrace this technology, our business and results of operations will be adversely effected.

The success of our voice and video communications service is dependent upon future demand for VoIP telephony systems and services. In order for the IP telephony market to continue to grow, several things need to occur. Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and business customers. VoIP networks must continue to improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service. VoIP telephony service providers must offer cost and feature benefits to their customers that will cause the customers to switch away from traditional telephony service providers. Furthermore, end users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as us. We will need to devote substantial resources to educate customers and end users about the benefits of VoIP telephony solutions in general and our services in particular. If any or all of these factors fail to occur, our business and the results of our operations will be adversely effected.

The VoIP telephony market is subject to rapid technological change. Newer technology may render our technology obsolete which would have a material, adverse impact on our business and results of operations.

VoIP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced VoIP telephony software products and services that provide increasingly higher levels of performance and reliability at lower cost. Our success in designing, developing, manufacturing, and selling such products and services will depend on a variety of factors, including:

•	the identification of market demand for new products;

•	the scalability of our VoIP telephony software products;

•	product and feature selection;

•	timely implementation of product design and development;

•	product performance;

•	cost-effectiveness of current products and services and products under development;

•	our ability to successfully implement service features mandated by federal and state law;

•	effective manufacturing processes; and

•	effectiveness of promotional efforts.

Additionally, we may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance, or if such new product introductions decrease demand for existing products, our operating results would decline and our business would not grow.

Our executive officers have been employed for a relatively short period of time, and may not be able to implement our business strategy. The failure to effectively implement our business strategy will have a material, adverse effect on our business, financial condition and results of operations.

Our management team consists of three executive officers who have been employed by us for approximately two to three years. There can be no assurance that they will function successfully as a management team to implement our business strategy. If they are unable to do so, then our business, financial condition and results of operations could be materially adversely affected.

Our performance could be adversely affected if we are unable to attract and retain qualified personnel in the fields of engineering, marketing and finance.

Our performance is dependent on the services of our management as well as on our ability to recruit, retain and motivate other key employees in the fields of engineering, marketing and finance. Competition for qualified personnel is intense and there is a limited number of persons with knowledge of and experience with VoIP. We cannot assure you that we will be able to attract and retain key personnel, and the failure to do so could hinder our ability to implement our business strategy and could cause harm to our business.

The general condition of the telecommunications market will affect our business. Continued pricing declines may result in a decline in our operating results.

We are subject to market conditions in the telecommunications industry. Our operations could be adversely affected if pricing continues to decline as it has in the past few years. If pricing declines continue, then we may experience adverse operating results.

The continued growth of the Internet as a medium for telephone services is uncertain. If this growth does not continue, our business and financial condition could be materially adversely affected.

The continued market acceptance of the Internet as a medium for telephone services is subject to a high level of uncertainty. Our future success will depend on our ability to significantly increase revenues, which will require widespread acceptance of the Internet as a medium for telephone communications. There can be no assurance that the number of consumers using the Internet for telephone communications will grow. If use of the Internet for telephone communications does not continue to grow, our business and financial condition could be materially adversely affected.

Our business faces security risks. Our failure to adequately address these risks could have an adverse effect on our business and reputation.

A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our VoIP operations. We may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches.

Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to our customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium. Our failure to adequately address these risks could have an adverse effect on our business and reputation.

Products and services like the ones we offer change rapidly, therefore, we must continually improve them. However, our need to invest in research and development may prevent us from ever being profitable.

Products and services like the ones we offer are continually upgraded in an effort to make them work faster, be easier to us and provide more options. Our industry is characterized by the need for continued investment in research and development. If we fail to invest sufficiently in research and development, then our products could become less attractive to potential customers, which could have a material adverse effect on our results of operations and financial condition. However, any investment in research and development and technological innovation will cause our operating costs to increase. This could prevent us from ever achieving profitability.

We sell a service that allows our customers to make telephone calls over the Internet. Intellectual property infringement claims brought against us, even without merit, could require us to enter into costly licenses or deprive us of the technology we need.

The service we sell allows our users to make telephone calls over the Internet. Third parties may claim that the technology we develop or license infringes their proprietary rights. Any claims against us may affect our business, results of operations and financial conditions. Any infringement claims, even those without merit, could require that we pay damages or settlement amounts or could require us to develop non-infringing technology or enter into costly royalty or licensing agreements to avoid service implementation delays. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of our management resources could have a material adverse effect on our results of operations and financial condition. If successful, a claim of product infringement could completely deprive us of the technology we need.

We have developed our underlying software and we try to protect it from being used by others in our industry. Failure to protect our intellectual property rights could have a material adverse effect on our business.

We rely on copyright, trade secret and patent laws to protect our content and proprietary technologies and information, including the software that underlies our products and services. Additionally, we have taken steps that we believe will be adequate to establish, protect and enforce our intellectual property rights. There can be no assurance that such laws and steps will provide sufficient protection to our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain rights to use our products or technologies.

We have pending several patent applications related to embedded software technology and methods of use. There can be no assurance that these patents will be issued. Even if these patents are issued, the limited legal protection afforded by patent, trademark, trade secret and copyright laws may not be sufficient to protect our proprietary rights to the intellectual property covered by these patents.

Furthermore, the laws of many foreign countries in which we do business do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although we have implemented and will continue to implement protective measures in those countries, these efforts may also not be successful. Additionally, even if our domestic and international efforts are successful, our competitors may independently develop non-infringing technologies that are substantially similar or superior to our technologies.

If our products contain defects, then our sales would be likely to suffer, and we may even be exposed to legal claims. Defects in our products could have a material adverse impact on our business and operating results.

Our business strategy calls for the development of new products and product enhancements which may from time to time contain defects or result in failures that we did not detect or anticipate when introducing such products or enhancements to the market. In addition, the markets in which our products are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of our products. Despite product testing, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in product returns, adverse publicity, loss of or delays in market acceptance of our products, delays or cessation of service to our customers or legal claims by customers against us. Any of these occurrences could have a material adverse impact on our business and operating results.

Because our sales are made over the Internet, we sometimes sell outside of the territorial boundaries of the U.S. Overseas sales expose us to risks inherent in international operations.

Our sales are made over the Internet, therefore they are not confined to the territorial boundaries of the U.S. One of our goals is to increase our foreign sales in order to increase our revenues. However, international sales are subject to a number of risks, including changes in foreign government regulations, laws, and communications standards; export license requirements; currency fluctuations, tariffs and taxes; other trade barriers; difficulty in collecting accounts receivable; longer accounts receivable collection cycles; difficulty in managing across disparate geographic areas; difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; expenses associated with localizing products for foreign markets; and political and economic instability, including disruptions of cash flow and normal business operations that may result from terrorist attacks or armed conflict.

If the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, then the resulting effective price increase of our products to these foreign customers could result in decreased sales. In addition, to the extent that general economic downturns impact our customers, the ability of these customers to purchase our products could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States.

If we are able to increase our foreign sales significantly, the occurrence of any of the foregoing could have a material adverse impact on our results of operations.

Doing business over the Internet may become subject to governmental regulation. If these regulations substantially increase the cost of doing business, they could have a material adverse effect on our business, results of operations and financial condition.

We are not currently subject to direct federal, state, or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other VoIP services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other VoIP services covering issues such as user privacy, “indecent” materials, freedom of expression, pricing content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products and services or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations, and financial condition.

We depend on third-party vendors for key Internet operations including broadband connectivity, termination capability and different operating systems. The loss of any of our vendors could have a material adverse effect on our business, results of operations and financial condition.

We rely on our relationships with third party vendors of Internet development tools and technologies including providers of switches, network termination and operational and billing specialized operations. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. Although there are a number of providers of these services, if we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, then our business, results of operations and financial condition will be materially adversely affected.

We may not be able to successfully compete with current or future competitors.

The market for VoIP service providers and business solutions providers is highly competitive, and rapidly changing. Since the Internet’s commercialization in the early 1990’s, the number of websites on the Internet competing for the attention and spending of consumers and businesses has proliferated. With no substantial barriers to entry, we expect that competition will continue to intensify. In addition to intense competition from VoIP services providers, we also face competition from traditional telephone systems integrators and providers.

Some of our competitors, such as Vonage and Skype, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we have. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion, and sale of their products or services than we can. There can be no assurance that we will be able to compete successfully against current or future competitors. If we cannot do so, then our business, financial condition and results of operations will be materially and adversely affected.

We have a short operating history. This will make it difficult for you to evaluate our business and prospects.

We began our operations in January 2003 and we began providing low-cost telecommunication services employing next-generation VoIP technology when we acquired i2 Telecom (DE) in February 2004. Therefore, we have only a limited operating history upon which you can evaluate our business and our prospects. Our operations are subject to all of the risks inherent in a development-stage business enterprise, and our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the evolving Internet telephony market and acceptance of our products. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by new businesses and the competitive environment in which our business operates.

RISKS RELATED TO OUR COMMON STOCK

We have the ability to issue additional shares of our common stock and shares of preferred stock without asking for stockholder approval, which could cause your investment to be diluted.

Our articles of incorporation authorize the Board of Directors to issue up to 250,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. In July 2007 we intend to ask our shareholders to approve an amendment to our articles of incorporation increasing the number of shares of our common stock to 500,000,000. The power of the Board of Directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of common stock or preferred stock is generally not subject to stockholder approval. We have issued common stock on several occasions in payment of debt, for example. Accordingly, any additional issuance of our common stock, or preferred stock that may be convertible into common stock, may have the effect of diluting your investment.

We agreed to register the shares of common stock underlying the December Notes and the February Notes as well as the shares of common stock underlying the December Warrants and the February Warrants. We agreed that if the registration statement of which this prospectus is a part was not declared effective by April 28, 2007 (as to the December Notes) or June 28, 2007 (as to the February Notes), we would incur a monthly penalty equal to 2.0% of the outstanding principal amount of the December Notes and the February Notes until the registration statement is declared effective. Until the registration statement is declared effective, the holders of the December Notes are entitled to receive, on a monthly basis, warrants to purchase 500 shares of our common stock exercisable at $0.07 per share for each $1,000 of principal outstanding and the holders of the February Notes are entitled to receive, on a monthly basis, warrants to purchase 500 shares of our common stock exercisable at $0.12 per share for each $1,000 of principal outstanding. The warrants have a term of three years. Based on $4,000,000 of principal outstanding, we would be required to issue warrants to purchase 2,000,000 shares of our common stock each month. We have asked the holders of the December Notes and the February Notes to waive the requirement that we file the registration statement by April 28, 2007 and June 28, 2007 in exchange for our agreement to file the registration statement by June 30, 2007. The holders of the December Notes and the February Notes are not required to waive this requirement.

By issuing preferred stock, we may be able to delay, defer or prevent a change of control.

Our articles of incorporation permit us to issue, without approval from our shareholders, a total of 5,000,000 shares of preferred stock. Our Board of Directors can determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series. It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

Our common stock is thinly traded, so you may be unable to sell your shares at or near ask prices or at all.

Our common stock is sporadically or “thinly-traded” on the Over-the-Counter Bulletin Board, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. Even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common stock. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. You may not be able to liquidate your common stock if you need cash immediately.

The market price for our common stock is particularly volatile given our status as a relatively unknown company with a small and thinly-traded public float and limited operating history. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to the lack of liquidity, which means that the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of common shares are sold in the public market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or “risky” investment due to our limited operating history and lack of profits to date, lack of capital to execute our business plan, and uncertainty of future market acceptance of our products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. The following factors may add to the volatility in the price of our common stock:

•	actual or anticipated variations in our quarterly or annual operating results,

•	market acceptance of our products,

•	government regulations,

•	announcements of significant acquisitions, strategic partnerships or joint ventures,

•	our capital commitments, and

•	additions or departures of our key personnel.

Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

We are subject to the penny stock rules and these rules may adversely affect trading in our common stock.

Our common stock is a “low-priced” security under rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions probably decreases the willingness of broker-dealers to make a market in our common stock, decreases liquidity of our common stock and increases transaction costs for sales and purchases of our common stock as compared to other securities.

We will need to raise money to continue our operations. If we raise money by selling shares of our common stock, then your investment will be diluted.

We will need to raise money in order to continue our operations. If we raise additional funds through the issuance of equity or convertible debt securities, then the percentage ownership of existing shareholders will be reduced, and any new securities could have rights, preferences and privileges senior to those of the common stock.

Substantial sales of our common stock after this offering could cause the price of our common stock to fall.

We cannot predict the effect, if any, that future sales of outstanding common stock or the availability of common stock for sale will have on the market price of our common stock prevailing from time to time. We may also issue additional shares of common stock upon the exercise of vested options or warrants, by grant to employees, directors and consultants or in connection with acquisitions and to raise additional capital. Sales of substantial amounts of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock.

We have no immediate plans to pay dividends.

We have not paid any cash dividends on our common stock to date and do not expect to pay dividends to the holders of our common stock for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Summary” and “Risk Factors” and other sections, contains certain statements that constitute “forward-looking statements”. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to:

•	our ability to achieve and maintain profitability;

•	our ability to attract and retain qualified personnel;

•	the general condition of the telecommunications market;

•	our ability to adapt to rapidly changing technology;

•	our need to invest in research and development;

•	our ability to protect our intellectual property rights;

•	the possibility that our products may contain defects;

•	government regulation;

•	our ability to obtain licenses from third parties, if and when we need to do so;

•	our ability to compete with current and future competitors;

•	our ability to obtain additional financing;

•	general economic and business conditions;

•	other risks and uncertainties included in the section of this document titled “Risk Factors”; and

•	other factors discussed in our other filings made with the SEC.

The forward-looking statements relating to the matters described in this document are expressly qualified in their entirety by such factors. We have no obligation to publicly update or revise these forward-looking statements to reflect new information, future events, or otherwise, except as required by applicable federal securities laws, and we caution you not to place undue reliance on these forward looking statements.

USE OF PROCEEDS

We will not receive the proceeds resulting from any sale of the common stock offered by this prospectus. We will, however, receive the proceeds from the exercise of the warrants, the underlying common stock of which is being offered by this prospectus. There is no requirement that the selling shareholders exercise the warrants. If any of the selling shareholders exercise the warrants, we will use the money received for our general operations.

BUSINESS

Our Business

We were incorporated as “Transit Information Systems, Inc.” under the laws of the State of Washington on October 17, 1988. In March 2004, we changed our name to “i2 Telecom International, Inc.” and began our current operations. Our offices are located at 5070 Old Ellis Pointe, Suite 110, Roswell, Georgia 30076, and our telephone number at that address is (404) 567-4750. We maintain websites at www.i2telecom.com and www.voicestick.com. Information included in our websites is not a part of this prospectus.

Through our subsidiary, i2 Telecom International, Inc., a Delaware corporation (which we refer to in this prospectus as “i2 Telecom (DE)”), we provide low-cost telecommunications access to our subscribers by employing next-generation VoIP technology. This access is provided through our VoiceStick® and micro gateway adapters. By downloading our VoiceStick® software or using the VoiceStick® USB drive, our subscribers are able to use their computers as telephones. Our products allow our subscribers to call anywhere in the world at rates that are usually far below long distance telephone rates. Our operations are based in Roswell, Georgia.

Our proprietary technology platform is built to the Session Initiation Protocol (“SIP”) standard (the standard established by the Internet Engineering Task Force for the establishment of multimedia real-time data communication sessions such as instant messaging). Our revenue model now includes revenue from the sale of the VoiceStick® and other integrated access devices (“IADs”) along with recurring monthly subscriptions and call minute termination. We believe our proprietary technology provides meaningful advantages as compared to the technology of other VoIP providers, particularly in the areas of quality of service, cost and robust feature set.

Our technology offers the end user the following benefits:

•	near carrier grade quality of service;

•	low cost long distance calling worldwide;

•	broadband telephony access via a laptop with our VoiceStick®;

•	broadband telephony technology in our micro gateway adapters;

•	plug and play technology using traditional phones without professional installation;

•	unlimited global calling among VoiceStick® and micro gateway users with a minimal monthly subscription; and

•	local and long distance calling via cellular phones utilizing our proprietary technology.

Industry Overview

The VoIP industry has grown dramatically from the early days of calls made through personal computers. VoIP is an alternative technology that can replace services provided by the traditional telephone network. VoIP technology translates voice into data packets, transmits the packets over data networks and reconverts them into voice at the destination. Unlike traditional telephone networks, VoIP does not use dedicated circuits for each telephone call; instead, the same VoIP network can be shared by multiple users for voice, data and video simultaneously. This type of data network is more efficient than a dedicated circuit network because the data network is not restricted by the one-call, one-line limitation of a traditional telephone network. This improved efficiency creates cost savings that can be passed on to the consumer in the form of lower rates or retained by the VoIP provider.

We believe that the growth of VoIP has been and continues to be driven primarily by:

•	increasing consumer demand for lower cost phone service;

•	improved quality and reliability of VoIP calls fueled by technological advances, increased network development and greater bandwidth capacity;

•	continuing domestic and international deregulation, opening new market opportunities for VoIP services;

•	new product innovations that allow VoIP providers to offer services not currently offered by traditional phone service companies; and

•	growing demand for long distance communication services driven by the increased mobility of the global workforce.

As a result of these developments, consumers, enterprises and telecommunications providers are continuing to embrace offerings from VoIP providers. Consumers, particularly in emerging markets, are increasingly using VoIP-enabled services, such as calling cards and Internet Protocol (“IP”) telephones, to realize significant cost savings on long distance calls. Enterprises are significantly reducing telephony expenses by using VoIP to link users within offices and around the world. VoIP enables telecommunications providers to reduce their network costs and to deliver new products and services that cannot be supported by traditional networks.

Competition

Domestically, the long distance market in the United States is highly competitive and includes providers of all sizes, including huge incumbents, such as Sprint, Inc. and the regional Bell operating companies, and companies such as Vonage, Inc. and Net2Phone, Inc.

Internationally, the competitive marketplace varies from region to region. Our competitors include both government-owned and incumbent phone companies and emerging competitive carriers.

The principal competitive factors in the national and international markets include price, quality of service, distribution, customer service, reliability, network capacity, the availability of enhanced communications services and brand recognition.

We do not represent a significant competitive presence in our industry.

Products and Services

We are a low cost long distance voice service provider with proprietary products such as the VoiceStick®, micro gateways and other non-proprietary related devices. We use highly optimized micro controllers and mixed signal integrated circuits resulting in a very inexpensive and efficient communications platform that is secure and device agnostic. We believe that our technology delivers sound quality comparable to a conventional phone call.

The VoiceStick® USB drive is a plug and play, portable key chain-sized device that inserts directly into the USB port of almost any desktop or notebook computer (including personal data assistants, commonly known as PDAs). The VoiceStick® instantly allows the user to make domestic and international long distance calls via the Internet with the use of a headphone (included with the purchase of the VoiceStick®) and a phone number. Once the VoiceStick® is installed in the USB port, a dial pad display enables the user to call any telephone in the world directly from the computer, using VoIP technology, at a fraction of normal long-distance rates.

The VoiceStick® enables users to:

•	make unlimited calls to other subscribers anywhere in the world using the customer’s laptop and a broadband connection;

•	make long distance calls to people who use a standard telephone line using our least cost routing network that will provide competitive low cost long distance rates; and

•	receive their own direct-dial telephone number.

Our portable micro gateway is the size of a PDA and enables the user to make secure, worldwide phone calls over the Internet. Broadband users simply connect their broadband Internet service to the micro gateway and plug in their regular phone. The micro gateway combines state-of-the-art chipset design with patent pending architecture and proprietary software to produce performance that we believe is competitive with other VoIP gateway architectures. Customers can also connect the micro gateway through their personal computers. They activate the account by visiting our website and becoming subscribers to one of our plans. The subscriber can make unlimited free calls to other subscribers located anywhere in the world for the cost of the micro gateway and a nominal monthly subscription fee. The subscriber can also make domestic or global long distance calls to people who use a standard telephone line through our least cost routing network at highly competitive long distance rates.

Our portable micro gateway enables users to:

•

make unlimited calls to other subscribers anywhere in the world using the customer’s existing phone (no new or special IP phone required), at no cost other than the initial cost of the micro gateway and the monthly subscription fee;

•	make local long distance calls to people who use a standard telephone line using our least cost routing network that will provide competitive low cost long distance rates; and

•	receive their own direct inward dial (DID) phone number.

We plan to introduce other enhanced services and products through our ongoing investment in research and development. In 2006 we enhanced cellular connectivity to the VoIP network through modifications to our micro gateway and the VoiceStick® service. We are working to integrate IM chat, video, Internet television and other applications into a communications portal, although we cannot guarantee that we will be successful in these endeavors. These applications would offer the user complete mobility within the home or office.

Business Strategy

Our primary objective is to become a leading low cost provider of domestic and international long distance communications services. We believe that we can accomplish this goal by implementing the following strategies:

•	we intend to focus on markets with the highest long distance costs and Internet usage;

•	we intend to target the leading distributors, OEMs, large enterprise and indirect selling channels in the U.S.

•	we intend to utilize multi-tiered indirect distribution channels in international markets;

•	we intend to leverage our VVNE business model for mass adoption;

•	we intend to introduce new products and services that drive ease-of use and mass adoption; and

•	we intend to outsource all elements of our production and service delivery.

Sales and Marketing

Our website, www.voicestick.com, is the cornerstone for domestic and international information retrieval, the service plans and call rates for specific countries and frequently asked questions. It also functions as a full e-commerce site through its ability to support provisioning, account set up, the addition of pre-paid minutes to accounts, account status and account inquiry.

We have implemented a variety of methods in order to drive traffic to our website. Banner advertisements on key portals, websites and search engines are expected to provide us with a web presence. We intend to develop partnerships with enterprise customers leveraging their brand awareness and distribution into various sales channels and demographic segments.

The primary target market for our VoiceStick® technology is consumers and small and medium size businesses that wish to make long distance calls at prices that are extremely competitive. We are also targeting international markets, with an emphasis on Asia Pacific, Central and South America and Europe. We believe these markets have the highest cost of long distance service and thus provide the greatest opportunity for us to offer significant cost savings to end users.

Since the United States is the most price competitive market, we are targeting the domestic market through retail channels, agents and selected OEMs.

Customer Service

Our customer support center is located in Roswell, Georgia and offers Tier 1 and Tier 2 support with established escalation procedures and associated response metrics. Tier 3 support is provided by our remote engineering staff. We are continuing to develop the 24/7 customer support services that we offer intermittently to further refine the quality of service. Pursuant to our overall business strategy, we may elect to outsource this function in the future.

Intellectual Property

We have patents pending including technology for a Telephony Protocol Engine, (“TPE”), which includes, but is not limited to, technology involving Audio Compression Enhancement (“ACE”) and various methods of originating VoIP communications. Additionally, we have nine patents pending, including over 80 claims, one registered copyright and four registered trademarks all of which we believe will provide substantial future value, both in the area of cellular bridging and for the “VoiceStick®”, the first portable VoIP phone. We believe that our intellectual property offers substantial commercial revenue potential as well as additional revenue potential through royalties and licenses.

Government Regulation

On November 5, 2005, the Federal Communications Commission (FCC) Enforcement Bureau issued further revisions to E-911 compliance requirements for interconnected VoIP service providers. VoIP providers will not be forced to cut off subscribers who do not receive E911 services by November 28, 2005. However, VoIP companies will be expected to stop marketing their service and accepting new customers in service areas that are not equipped to provide E-911 call routing, even if subscribers would be able to get “basic” 911 service. The FCC document states “Although we do not require providers that have not achieved full 911 compliance by November 28, 2005, to discontinue the provision of interconnected VoIP service to any existing customers, we do expect that such providers will discontinue marketing VoIP service, and accepting new customers for their service, in all areas where they are not transmitting 911 calls to the appropriate PSAP in full compliance with the Commission's rules.” Currently, we have only partly met the FCC’s order for E-911 compliance.

We are not otherwise subject to direct federal, state, or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other VoIP services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other VoIP services covering issues such as user privacy, “indecent” materials, freedom of expression, pricing content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products and services or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations, and financial condition.

Research and Development

We estimate that our employees spent approximately 10,000 hours in 2006 and 25,000 hours in 2005 in efforts related to research and development. We estimate these efforts represented approximately 20% of our total overhead expenses incurred during the period.

Manufacturing

We procure USB drives for the VoiceStick® from commercial vendors. We then program the devices with our proprietary and licensed software utilizing our proprietary code. The units are assembled and programmed in the U.S. We outsource the manufacture of the micro gateway to third parties, most of whom are located in China.

Employees

As of the date of this prospectus, we had 12 full-time employees and two part-time employees. We also rely on a number of consultants and advisors whom we employ on an “as-needed” basis.

PROPERTIES

We lease approximately 3,500 square feet of office space in Roswell, Georgia for our operations, and approximately 100 square feet in downtown Atlanta, Georgia for our network operations center at a total monthly rent of $2,800 and $6,100, respectively. We are obligated under the lease in Roswell, Georgia until September 2008. Our lease for the network operating center is on a month-to-month basis. The addresses for these locations are 5070 Old Ellis Pointe Road, Suite 110 Roswell 30076 and 56 Marietta Street, Atlanta, Georgia, 30303.

We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available to us if we determine such additional facilities are necessary.

LEGAL PROCEEDINGS

From time to time, we may be involved in litigation with customers, vendors, suppliers and others in the ordinary course of business, and a number of claims may exist at any given time. Such proceedings are not expected to have a material adverse impact on our results of operations or financial condition. In addition, we, or our subsidiary, i2 Telecom (DE), are parties to the proceedings discussed below.

On December 22, 2003, Darius Mostowfi, Teng Lew Lim, Fung Chee Lim and Teng Howe Lim, former stockholders of SuperCaller, filed a lawsuit against i2 Telecom (DE) in the United States District Court for the Northern District of California, San Francisco Division. The plaintiffs alleged that i2 Telecom (DE) and certain of its affiliates and representatives deceived the plaintiffs into selling SuperCaller to i2 Telecom (DE), among other things. On March 27, 2006, all federal claims against us and related parties in the United States District Court in San Francisco were dismissed with prejudice. The plaintiffs are appealing this judgment.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Set forth below is certain information concerning each of our directors and executive officers. Each of the individuals designated as directors shall serve as a director until the next annual meeting of our shareholders and until his successor has been elected and qualified, or until his resignation, death or removal. Each officer serves at the discretion of the Board of Directors. There are no family relationships among directors and executive officers. No arrangement or understanding exists between any director and any other person pursuant to which any director was selected to serve as a director.

Name	Age	Position

Paul R. Arena	48	Chief Executive Officer, President, Secretary and Chairman of the Board of Directors

James R. Rose	50	Chief Technology Officer and Director

Douglas F. Bender	57	Senior Vice President of Engineering and General Manager

Dr. Audrey L. Braswell	77	Director

D. Chris Bylander	53	Director

Certain additional information concerning the individuals named above is set forth below. This information is based on information furnished to us by each director and executive officer.

Paul R. Arena has served as our director, Chief Executive Officer, Chairman of the Board and Secretary since February 2004. Furthermore, Mr. Arena has served as our President since September 2004 except for a period from May 2005 to October 2005. Mr. Arena was the founder of i2 Telecom (DE) and has served as Chairman of the Board and Chief Executive Officer of i2 Telecom (DE) since i2 Telecom (DE)’s inception in February 2002. From April 2000 to the present, Mr. Arena has been engaged as Chairman and Chief Executive Officer of AIM Group, Inc., a personal holding company specializing in materials for the wire and cable industry. In July 1994, Mr. Arena founded Cereus Technology Partners, Inc. (“Cereus”), a publicly traded technology company. Mr. Arena served in an executive capacity with Cereus and its predecessor companies, including Chairman and Chief Executive Officer, from May 1991 to April 2000. From June 1990 to May 1991, Mr. Arena was a financial business consultant. From February 1988 to January 1990, he served as a Senior Vice President and partner of Gulfstream Financial Associates, Inc., a subsidiary of the Kemper Group, Inc.

James R. Rose was appointed Chief Technology Officer in April 2005 and has served as a Managing Director since September 2004 and became our Director in November 2005. From 2002 to 2004, Mr. Rose was Partner/Consultant for RKP Steering Group, a corporate finance, operation, and strategic planning consulting firm focused exclusively on the telecommunications industry. From 2000 to 2002, Mr. Rose served as Executive Vice President, Chief Operating Officer and Chief Technology Officer – US and Europe, of Rapid Link Communications, a provider of internet-based communications services. From 1998 to 2000, Mr. Rose served as Executive Vice President – Operations and Engineering, and Chief Operating Officer of LDI/NETnet/Word Access, a provider of telecommunications services in the U.S. and Europe. In 1998, Mr. Rose served as Vice President – Operations and Engineering of TotalTel Communications, Inc., a small to medium enterprise long distance provider. From 1994 to 1998, Mr. Rose served as Director of Operations and Engineering of IXC Communications, Inc., a long-distance telecommunications company. Prior to his executive experience, Mr. Rose was part of engineering and operations teams at multiple communications companies including MCI Telecommunications, Inc.

Douglas F. Bender has served as our Senior Vice President of Engineering since February 2004. Mr. Bender has also served as General Manager and Senior Vice President—Engineering of i2 Telecom (DE) since November 2002, where Mr. Bender is responsible for i2 Telecom (DE)’s California operations, which includes the engineering and manufacturing operations. Prior to joining i2 Telecom (DE), Mr. Bender was one of the co-founders of RealVue Simulation Technologies Inc., a developer of run-time simulation products for industrial and manufacturing companies. From 2000 to 2002, Mr. Bender co-founded and developed the initial concepts for a software start-up venture that was integrated into what is now SoftMountain Inc. From January 1999 to October 1999, Mr. Bender served as Vice President of Engineering at Splash Technology Inc. From 1992 to January 1999, Mr. Bender served as Vice President of Engineering and Operations for Western Development Laboratories, Inc., a division of Loral Corporation, which was acquired by the Lockheed Martin Corporation in 1996.

Dr. Audrey L. Braswell has served as our director since June 3, 2004 and as a director of i2 Telecom (DE) since February, 2002. Since 1974, Dr. Braswell has served as President and owner of Vista Pacifica Enterprises, Inc., an operator of several health care facilities in California. For the past 35 years, Dr. Braswell has been engaged in various levels of health, education, and social assistance activities. Dr. Braswell is also a real estate developer of residential, commercial and industrial properties.

D. Chris Bylander began serving as our director in May 2006. From May 2004 to the present, Mr. Bylander has been the founder, Chairman and Chief Executive Officer of Exxiss Computer Corporation, Chief Executive Officer of Notebook Design International, LLC, a computer branding company, and a director of IT vendor NGendo Systems, LLC operating under U.S. Government minority preferment. In March, 2007 he became a partner of IonIdea, Inc., an IT outsourcing/offshoring company with production facilities in the United States, India, and Ukraine. In October 1995, Mr. Bylander founded International American Group (IAG), specializing in business development to the manufacturing and IT/ telecommunications industries. While at IAG, he also served as U.S. President and Chief Executive Officer of a European telecommunications company, U.S. President and Chief Executive Officer of a global manufacturing group, Managing Director of a software developer in the financial services industry, and Chief Operations Officer of an ebusiness infrastructure company. Mr. Bylander received a bachelors degree in economics from Uppsala Cederblads in Sweden in 1978 and attended De La Salle in the Philippines and Sigtunaskolan in Sweden prior to that. Between 1993 and 1996 he participated in the MBA program at Oxford Brookes University (formerly Oxford Polytechnic) in Oxford, England.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Director Compensation

Our bylaws permit us to compensate our directors upon resolution of the Board of Directors. Directors are permitted to receive a stated salary or a fixed sum plus expenses for attendance at each meeting. Our four directors have not received cash compensation for their services as directors during the last fiscal year. During the 2006 fiscal year, our Board of Directors awarded Dr. Braswell an option to purchase 250,000 shares of our common stock at an exercise price of $0.10 per share and Mr. Bylander an option to purchase 1,000,000 shares of our common stock at an exercise price of $.12 as compensation for service rendered to the Board. These options will expire on May 12, 2009, and May 15, 2009, respectively.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)

Audrey L. Braswell, Director(1)	-0-	-0-	7,637	-0-	-0-	-0-	7,637

D. Christer Bylander, Director(2)	-0-	-0-	30,551	-0-	-0-	-0-	30,551

(1) Dr. Braswell received an option to purchase 332,190 shares of our common stock on June 1, 2002, which fully vested on the date of grant. These are non-qualified options outside of the present 2004 Incentive Stock Option Plan. On March 15, 2005, Dr. Braswell received an option to purchase 75,000 shares of our common stock and on May 12, 2006, he received an option to purchase 250,000 shares of our common stock. Both of these option grants vest in equal increments over twenty-four months. These are qualified options within the present 2004 Incentive Stock Option Plan which Dr. Braswell received as part of his compensation for services rendered to us.

(2) Mr. Bylander received an option to purchase 1,000,000 shares of our common stock on May 15, 2006. These options are to vest in equal increments over twenty-four months. These are qualified options within the present 2004 Incentive Stock Option Plan which Mr. Bylander received as part of his compensation for services rendered to us.

Executive Compensation

The following table sets forth certain information regarding cash and non-cash compensation paid during each of our last two fiscal years to our Chief Executive Officer and the other most highly compensated executive officers whose annual compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE
Name and principal position (A)	Year (B)	Salary ($) (C)	Bonus ($) (D)	Stock Awards ($) (E)	Option Awards ($)(1) (F)	Non-Equity Incentive Plan Compen-sation ($) (G)	Nonquali-fied Deferred Compen-sation Earnings ($) (H)	All Other Compen-sation ($) (I)	Total ($) (J)

Paul R. Arena,	2006	108,509(1)	-0-	-0-	3,199	-0-	-0-	-0-	111,708
Director, Chief Executive
Officer and Principal
Financial Officer

Douglas F. Bender,	2006	97,929	-0-	-0-	1,570	-0-	-0-	-0-	99,499
Senior Vice President
and General Manager

James R. Rose,	2006	120,222	-0-	-0-	4,352	-0-	-0-	-0-	124,574
Director, Chief Technology
Officer

(1) Mr. Arena’s salary for the period beginning on July 1, 2006 and ending on June 30, 2007 will be $1.00.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of our named executive officers outstanding as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

OPTION AWARDS						STOCK AWARDS
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercis-able	Equity Incentive Plan Awards: Number of Securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)

Paul R. Arena,	1,218,030(1)			0.15	06/01/10
Director, Chief Executive	166,095(1)			0.45	06/24/08
Officer and Principal	55,000(1)	220,000(1)		0.10	05/12/11
Financial Officer

Douglas F. Bender,	664,380(2)			0.15	11/01/10
Senior Vice President	166,095(2)			0.45	06/24/08
and General Manager	22,667(2)			0.35	10/14/08
	27,000(2)	108,000(2)		0.10	03/01/11

James R. Rose,	225,000(3)	125,000	250,000	0.80	03/30/08
Director, Chief Technology	150,000(3)			0.10	03/01/11
Officer	45,000(3)	180,000		0.10	05/12/11

(1) Mr. Arena received an option to purchase 1,218,030 shares of our common stock on June 1, 2002, and 166,095 shares of our common stock on June 23, 2003, which fully vested on the date of grant. These are non-qualified options outside of the present 2004 Incentive Stock Option Plan. On May 12, 2006, Mr. Arena received an option to purchase 275,000 shares of our common stock. This option grant vests in equal increments over thirty-six months. These are qualified options within the present 2004 Incentive Stock Option Plan which Mr. Arena received as part of his compensation for services rendered to us.

(2) Mr. Bender received an option to purchase 664,380 shares of our common stock on November 1, 2002, and 166,095 shares of our common stock on June 23, 2003, which fully vested on the date of grant. These are non-qualified options outside of the present 2004 Incentive Stock Option Plan. On October 14, 2005, Mr. Bender received an option to purchase 22,667 shares of our common stock and March 1, 2006, he received an option to purchase 135,000 shares of our common stock. These option grants vest in equal increments over thirty-six months. These are qualified options within the present 2004 Incentive Stock Option Plan which Mr. Bender received as part of his compensation for services rendered to us.

(3) Mr. Rose received an option to purchase 600,000 shares of our common stock on April 6, 2005. Of this amount, 100,000 shares vested on the date of grant, 125,000 shares vested on April 6, 2006, 125,000 shares vested on April 6, 2007 and 250,000 shares will vest upon our achievement of certain sales milestones. On March 1, 2006 Mr. Rose received an option to purchase 150,000 shares of our common stock in lieu of compensation owed for previous consulting fees. These options vested and were exercisable on the dates they were granted. On May 12, 2006, Mr. Rose received an option to purchase 225,000 shares of our common stock. This option grant vests in equal increments over thirty-six months. These are qualified options within the present 2004 Incentive Stock Option Plan which Mr. Rose received as part of his compensation for services rendered to us.

Employment Agreements

We do not have any employment agreements with our executive officers.

Discussion of Compensation

Our compensation program consists of the following three components:

•	base salary;

•	bonuses; and

•	awards of restricted stock or stock options from our 2004 Stock Incentive Plan.

We believe that a combination of cash and common stock or options will allow us to attract and retain the services of the individuals who will help us achieve our business objectives, thereby increasing value for our shareholders.

In setting the compensation for our officers our Board of Directors looked primarily at the person’s responsibilities, at salaries paid to others in businesses comparable to ours, at the person’s experience and at our ability to replace the individual. We expect the salaries of our executive officers to remain relatively constant unless the person’s responsibilities are materially changed.

Bonuses are used to reward exceptional performance, either by the individual or by the company. Bonuses are discretionary. There is no single method of computing bonuses. The Board of Directors may use any criteria to determine the amount of a bonus. No bonuses were paid during the 2006 fiscal year.

Awards of stock or stock options are used to attract and retain the services of individuals that we believe will help us meet our business objectives. We grant options or restricted stock because we believe that share ownership by our employees is an effective method to deliver superior shareholder returns by increasing the alignment between the interests of our employees and our shareholders. No employee is required to own common stock in our company. During the 2006 fiscal year, we did not grant awards of stock or stock options to our executive officers as compensation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

As of June 25, 2007, we had a total of 147,708,524 shares of common stock issued and outstanding and 8,535,714 shares for which we have received conversion notices but that have not yet been issued. Our common stock is the only issued and outstanding voting equity security.

The following table sets forth information regarding the beneficial ownership of our common stock as of June 25, 2007, by (i) each shareholder who is known to own beneficially more than 5% of the outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors of as a group. All beneficial ownership information reported below is based upon publicly available information and certain additional information known to us.

	Common Stock Beneficially Owned (1)
Name of Beneficial Owner(2)	Number of Shares of Common Stock	Percentage of Class (3)
Paul R. Arena ‡ †	8,047,553(4)	5.34%
Audrey L. Braswell†	6,898,632(5)	4.61%
James R. Rose‡ †	2,045,383(6)	1.37%
Douglas F. Bender‡	2,405,082(7)	1.62%
D. Chris Bylander†..................................................................	1,100,000(8)	.74%
Vestal Venture Capital, 10% holder	45,070,907(9)	15.19%
Renaissance Capital, 5% holder	13,761,572(10)	8.39%

All executive officers and directors as a group (5 persons)	20,464,650	13.68%

† Director of the Company.

‡ Officer of the Company.

* Less than 1% of the issued and outstanding shares of the common stock.

(1) Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of June 25, 2007, are treated as outstanding only when determining the amount and percentage owned by such individual or group.

(2) The address of each of our executive officers and directors is 5070 Old Ellis Pointe Road, Suite 110 Roswell, Georgia.

(3) In accordance with regulations of the SEC, the percentage calculations are based on shares of common stock issued and outstanding as of June 25, 2007, plus shares of common stock which may be acquired within 60 days of June 25, 2007, by each individual or group listed.

(4) Includes (i) 60,890 shares of common stock held by Mr. Arena's wife, (ii) 83,712 shares of common stock held in trust for the benefit of Mr. Arena's children, and (iii) 3,044,436 shares of common stock issuable upon exercise of certain options and warrants.

(5) Represents (i) 2,540,760 shares of common stock owned by personally by Dr. Braswell and 2,290,767 shares of common stock owned by Braswell Enterprises, L.P., of which Dr. Braswell is a general partner, and (ii) 2,067,105 shares of common stock issuable upon exercise of certain options and warrants.

(6) Represents (i) 878,383 shares of common stock owned by Mr. Rose, and (ii) 1,175,000 shares of common stock issuable upon exercise of certain options and warrants.

(7) Represents (i) 1,317,040 shares of common stock owned by Mr. Bender, and (ii) 1,088,042 shares of common stock issuable upon exercise of certain options and warrants.

(8) Represents 1,100,000 shares of common stock issuable to Mr. Bylander upon exercise of certain options and warrants.

(9) Includes 19,514,731 shares of common stock issuable upon the exercise of certain convertible notes, convertible preferred shares and warrants and 25,556,186 shares of common stock. Mr. Allan Lyons, managing partner of 21st Century Strategic Investment Planning, LC is the General Partner on behalf of Vestal Venture Capital in voting these shares of common stock.

(10) Includes 1,265,625 shares of common stock issuable upon the exercise of certain convertible preferred shares and warrants. Includes 12,495,947 shares of common stock. Mr. Russell Cleveland, President of Renaissance Capital is the Fund Manager on behalf of U.S Special Opportunities Trust PLC, Renaissance Capital Growth & Income Fund III and U.S. Growth Investment Trust, PLC which have equal positions in voting these shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Described below are certain transactions between us and our executive officers, directors and the beneficial owners of 5% or more of our common stock, and certain persons affiliated with or related to these persons, including family members, in which they had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or 1% of the average of our total assets as of year-end for the last three completed fiscal years, other than compensation arrangements that are otherwise required to be described under “Executive Compensation”.

We believe that the following transactions with our officers and directors were on terms no less favorable than could have been obtained from independent third parties.

On June 24, 2003 we issued an option to Dr. Audrey Braswell, a director, to purchase 332,190 shares of our common stock at a price of $0.4515 per share. On March 9, 2005 we issued a promissory note to Dr. Braswell for a loan he provided to us in the amount of $150,000. The loan accrued interest at the rate of 10% per annum and was due to be paid on June 9, 2005. On March 31, 2005, Dr. Braswell and we agreed that he could exercise the option by cancelling the promissory note. On that date, our common stock had a value of $0.62 per share.

On January 18, 2005, Dr. Braswell provided us with an interest-free loan in the amount of $49,500. The loan was due on March 1, 2005. We repaid this loan in full on March 7, 2005.

On January 27, 2005, Mr. Paul Arena, our Chief Executive Officer, Chief Accounting Officer and a director, provided us with an interest-free loan in the amount of $25,000. The loan was due on February 15, 2005. This loan was paid in full on February 15, 2007.

On April 25, 2005, Vestal Venture Capital, a 10% shareholder, provided us with a loan in the amount of $300,000. Vestal Venture Capital increased the principal amount of the loan by an additional $300,000 during the 2006 fiscal year. The loan accrues interest at the rate of 12% per year. The highest principal and interest balance of the loan was $665,188 on December 31, 2006. During the current fiscal year, we paid $65,188 in interest to Vestal Venture Capital.

On May 6, 2005, Mr. Arena provided us with a loan in the amount of $75,000. The loan accrued interest at the rate of 12% per year. The loan was due on August 6, 2005. In connection with this loan, we issued to Mr. Arena a warrant to purchase 39,062 shares of our common stock exercisable at $0.96 per share. The warrant was subject to repricing. We later adjusted the exercise price to $0.20 per share. In connection with loan extension agreements dated August 6, 2005, November 30, 2005, March 6, 2006 and October 30, 2006, we issued to Mr. Arena a warrant to purchase 10,000 shares of our common stock exercisable at $0.40 per share, 10,000 shares of our common stock exercisable at $0.20 per share, 20,000 shares of our common stock exercisable at $0.10 per share and 20,000 shares of our common stock exercisable at $0.10 per share, respectively. The warrants have a term of three years. This loan was paid in full in January 2007 when we issued to Mr. Arena 908,212 shares of common stock having a value of $0.10 per share. The unpaid principal and all accrued interest on the date of repayment totaled $90,821.

On August 30, 2005, Dr. Braswell provided us with a loan in the amount of $50,000. The loan accrued interest at the rate of 3% per year. The loan was due on November 30, 2005. In connection with this loan, we issued to Dr. Braswell a warrant to purchase 83,048 shares of our common stock exercisable at $.20 per share. In connection with loan extension agreements dated September 12, 2005, and October 30, 2006, we issued to Dr. Braswell a warrant to purchase 25,000 shares of our common stock exercisable at $0.35 per share and a warrant to purchase 10,000 shares of our common stock exercisable at $0.10 per share, respectively. The warrants have a term of three years. This loan was paid in full in January 2007 when we issued to Dr.

Braswell 544,970 shares of common stock having a value of $0.10 per share. The unpaid principal and all accrued interest on the date of repayment totaled $54,487.

On November 3, 2005, Dr. Braswell, through Braswell Enterprises, an entity controlled by him, provided a short-term loan to us in the amount of $50,000. The loan accrues interest at the rate of 8% per annum and was due and payable on February 1, 2006. During the 2006 fiscal year, we accrued $8,036 in interest on this loan, which interest had accrued from the date of the loan to the date of payment. In connection with this loan, we issued to Dr. Braswell a warrant to purchase 125,000 shares of common stock. The warrant has a term of three years, an exercise price of $0.20 per share and was exercisable on the date of grant. This loan was paid in full in January 2007 when we issued to Braswell Enterprises 580,359 shares of our common stock having a value of $0.10 per share. The unpaid principal and all accrued interest on the date of repayment totaled $58,035.

In May 2006, we issued to Messrs. Arena and Phipps and to Dr. Braswell warrants to purchase an aggregate of 826,974 shares of common stock at an exercise price of $0.10 per share. The warrants vested on the date of grant and have a three-year term. We issued these warrants in exchange for the agreement by these individuals to pledge shares of stock they owned to secure a financing transaction.

In December 2006 Mr. Arena and Dr. Braswell purchased 714,286 shares and 714,286 shares, respectively, of common stock for $50,000 and $50,000, respectively, or $0.07 per share.

In January 2007 we issued to Mr. Arena and to Dr. Braswell 908,212 shares and 544,970 shares of common stock, respectively, in satisfaction of outstanding promissory notes, with interest, totaling $90,821.26 and $54,487.09, respectively. These shares of common stock, while restricted, were issued with “piggyback registration” rights.

In January 2007 we issued to Mr. James Rose and Mr. Douglas Bender, both officers, 624,671 and 1,000,000 shares, of common stock, respectively, in lieu of compensation in the amounts of $62,467 and $100,000, respectively. These shares of common stock, while restricted, were issued with “piggyback registration” rights.

On January 4, 2007 Dr. Braswell loaned us $750,000. The loan accrues interest at the rate of 8.25% per year. The loan is due on January 4, 2008. Dr. Braswell was paid 750,000 restricted common shares of the Company as part of this transaction. As of the date of this prospectus, the outstanding principal and interest balance of the loan is $754,577.

We believe that the foregoing transactions with our officers and directors were on terms no less favorable than could have been obtained from independent third parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We provide low-cost telecommunications services employing next-generation VoIP technology. Our revenues are derived from the sale of integrated access devices and recurring monthly subscriptions and call minute termination. We currently offer three calling plans for residential use, varying in price from $24.99 per month to $9.99 per month, and three calling plans for business use, varying in price from $79.99 a month to $9.99 a month. The price of the plans varies depending on the service provided (international long distance service to most countries, long distance service throughout the United States and Canada and 400 minutes in long distance service throughout the United States and Canada). We also offer “next to nothing” services to our subscribers. Our “Next To NothingTM” services allow residential and business subscribers to make and receive calls from other Voicestick® subscribers for free, in the case of residential subscribers, and for a cost of $0.99 per month for business subscribers. Each of our service plans includes a full suite of features typically offered by traditional circuit-switched telephone service providers, such as call waiting, caller ID and call forwarding. In addition, we offer several enhanced features at no additional charge that are not typically offered by traditional telephone service providers, such as an account management website that allows customers to add or change their features online, call logging, multi-way conferencing and a call duration time. We offer low international per minute calling rates for calls to locations outside the United States, Puerto Rico, and Canada.

We recruit subscribers by promotions made via e-mail, direct mail, telemarketing, print and radio advertising and a customer referral program, all designed to build our brand, attract new subscribers and retain existing subscribers. During the 2006 fiscal year, the number of subscribers to our services (both residential and business) increased by 334% over the number of subscribers to our services during the 2005 fiscal year.

We believe that the market for VoIP-based communication services in the United States and abroad will expand dramatically during the next five years. However, in order to sustain growth, VoIP providers must attract mainstream consumers to their services. Mainstream consumers tend to be more resistant to new technology or unfamiliar services. Fundamental differences between VoIP and traditional telephone networks, such as network unavailability in the event of a power outage, may deter mainstream consumers from adopting VoIP in their homes. In addition, lingering perceptions of poor call quality may dissuade consumers from switching to VoIP from traditional telephone service. Furthermore, some analysts believe that the VoIP industry will need to move away from marketing VoIP on the basis of its low price, and instead begin to distinguish VoIP from traditional telephone service on the basis of innovative features, in order to combat price erosion and maintain healthy revenues in the industry. This will be especially important as the regulation governing VoIP becomes more developed, since increasing regulation may impose additional operating costs and taxes on VoIP providers that may increase their costs of doing business and, ultimately, reduce their ability to undercut the pricing of traditional telephone services.

Traditional telephone companies and cable companies pose significant competitive challenges to VoIP-only companies such as ours, since they have the advantages of a large existing customer base, the potential to offer VoIP as part of an attractive bundle of services, and significant financial resources that could support lower pricing and greater marketing activities. Because independent VoIP providers like us do not control the broadband Internet connection over which their services are provided, companies such as ours do not have full control over the quality of the VoIP calls and are vulnerable to interference with their services by broadband access providers with whom they may compete. Because companies like ours are not regulated telecommunications carriers, VoIP-only companies also lack direct access to new telephone numbers and to the resources that facilitate local number portability, features that are important in attracting new customers and maintaining customer satisfaction.

Critical Accounting Policies

The policies identified below are considered as critical to our business operations and the understanding of our results of operations. The impact of and any associated risks related to these policies on our business operations is discussed throughout “Management’s Discussion and Analysis or Plan of Operation.” For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to our consolidated financial statements for the year ended December 31, 2006, included in this prospectus. Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. There can be no assurance that actual results will not differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of i2Telecom (DE) and SuperCaller Community, Inc., both of which are, directly or indirectly, our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used when accounting for allowances for doubtful accounts, revenue reserves, inventory reserves, depreciation and amortization, taxes, contingencies and impairment allowances. Such estimates are reviewed on an on-going basis and actual results could differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), as amended by SAB No. 101A and SAB No. 101B. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed and determinable; and (iv) collectibility is reasonably assured. Determination of criteria (iii) and (iv) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We have concluded that our revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB No. 101.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for financial impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from an asset is less than its carrying value. In that event, a loss is recognized for the amount by which the carrying value exceeds the fair value of the long-lived asset. We have not recognized any impairment losses.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS NO. 155”), which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments. (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative

Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125. SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the impact of SFAS No. 155 will have on our financial statements, if any.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109. “Accounting For Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management has not determined the effect, if any, the adoption of this statement will have on our results of operations or financial position.

In February 2007, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that adoption of this statement will have on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosure about Market Risk

We do not believe that we have any material exposure to interest or commodity risks. We do not own any derivative instruments and we do not engage in any hedging transactions.

Results of Operations

Results of operations for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006

Revenues increased by $40,100 or approximately 28.6%, to $180,113 for the first three months of the 2007 fiscal year from $140,003 for the first three months of the 2006 fiscal year. The increase in revenues was driven by an increase in the number of subscribers to our products.

Cost of revenues increased by $44,034 or approximately 62%, to $115,051 for first three months of the 2007 fiscal year, from $71,017 for the first three months of the 2006 fiscal year. Like the increase in our revenues, this increase was associated with the increase in the number of subscribers to our products.

Gross profit for the first three months of the 2007 fiscal year was $65,062 as compared to a gross profit of $68,986 for the first three months of the 2006 fiscal year, a decrease of $3,924 or approximately 5.7%.

Sales, general and administrative expenses for the first three months of the 2007 fiscal year were $1,956,648 as compared to $1,369,290 for the same period in 2006, an increase of $587,358 or approximately

42.9%. This increase was primarily attributable to a combination of increased stock compensation expenses and an increase in fees associated with financing activities.

Loss from operations for the first three months of the 2007 fiscal year as compared to the first three months of the 2006 fiscal year increased by $591,282 or approximately 43.8%, to $1,891,586 from $1,300,304. The increase in loss from operations was primarily due to the increase in sales, general and administrative expenses.

Net loss for the first quarter of 2007 was $1,932,092 as compared to a net loss for the same period in 2006 of $1,351,139, an increase of $580,953 or 43%. The increase in net loss for the first three months of the 2007 fiscal year as compared to the same period in the 2006 fiscal year is primarily attributable to a combination of increased stock compensation expenses and an increase in fees associated with financing activities.

Our net accounts receivable balance increased between March 31, 2007 and March 31, 2006 by approximately $11,000. This increase is due to additional invoicing during the first three months of the 2007 fiscal year. Our inventory decreased by approximately $56,000 between March 31, 2007 and March 31, 2006. The inventory decrease was primarily due to shipments of VoiceSticks to customers.

	For the Three Months Ended
	March 31,

	2007	2006	Variance	% Diff.
Gross Revenue	$180,113	$140,003	$40,111	29%
Cost of Sales	115,051	71,017	(44,034)	(62%)
Gross Profit	$65,062	$68,986	($3,923)	(6%)
Operating Expenses:
General and Administrative Expenses	$1,956,648	$1,369,290	$(587,358)	(43%)
Other Income (Expense) Net	(40,506)	(50,835)	10,329	20%
Net Loss	($1,932,092)	($1,351,139)	$(580,953)	(43%)

We have no off-balance sheet arrangements, special purpose entities or financing partnerships.

On March 31, 2007, we had a working capital deficit of approximately $8,000,000 compared to March 31, 2006 when we had a working capital deficit of approximately $5,700,000. The increase in our working capital deficit was primarily due to an increase in short-term debt of approximately $2,900,000. Net cash used in operating activities was ($1,864,771) for the period ended March 31, 2007. Again, the increase in net cash used in operating activities between March 31, 2007 and March 31, 2006 is attributable to an increase in fees associated with finance activities and a decrease in accounts payable. Net loss from operations of $1,986,291 is reduced by the following non-cash items : depreciation (approximately $90,000), stock compensation (approximately $600,000) and amortization of loan fees (approximately $180,000). Primary sources of cash inflows from operations are from sales of the VoiceStick®, VoiceStick® activation charges and pre-paid charges and receivables collected from sales to customers for our IAD, as well as the collection of revenue for carrying long distance calls and from monthly service fees. Future cash inflows from sales are subject to pricing and our ability to procure business at existing market conditions.

Net cash used in investing activities was approximately ($9,178) for the period ended March 31, 2007 as compared to approximately ($33,123) for the same period in 2006. Investing activities in both periods consisted primarily of equipment purchases and payment for patents and trademarks.

Net cash provided by financing activities was $1,072,448 for the first quarter of 2007 as compared to $1,317,477 for the same period in 2006. The principal source of cash for the first quarter of 2007 was from the issuance of notes payable of $1,000,000, the issuance of convertible bonds of $2,375,000, and the exercise of stock options of $402,680, offset by the retirement of notes payable of $1,380,232 and the repayment of convertible bond of $1,325,000.

Results of operations for the year ended December 31, 2006 compared with the results of operations for the year ended December 31, 2005.

Our revenues increased to $754,939 in the fiscal year ended December 31, 2006 from $485,485 in the fiscal year ended December 31, 2005. The increase in revenues was attributable to an increase in the number of subscribers to our products.

Cost of goods sold decreased to $810,399 in the fiscal year ended December 31, 2006 from $1,231,389 in the fiscal year ended December 31, 2005. The decrease is attributable to a write down in inventory taken during 2005.

Gross loss decreased to $56,060 in the fiscal year ended December 31, 2006 as compared to a loss of $745,904 in the fiscal year ended December 31, 2005. The improvement in gross loss is primarily applicable to a decrease in the employee census during 2006. Furthermore, our results for the fiscal year ended December 31, 2005 were negatively impacted due to an increase in general and administrative expense combined with the write-off of obsolete inventory.

General and administrative expenses decreased to $5,306,407 in the fiscal year ended December 31, 2006 from $7,216,844 in the fiscal year ended December 31, 2005. The decrease in general and administrative expenses in the 2006 fiscal year was primarily attributable to a reduction in the number of employees in sales and marketing.

Total operating loss from continuing operations decreased to $5,800,177 in the fiscal year ended December 31, 2006 from $8,027,647 in the fiscal year ended December 31, 2005. The decrease in operating loss was primarily attributable to the reduction in operating expenses and selling, general and administrative expenses in the 2006 fiscal year, partially offset by the inventory write offs in 2005.

Changes in other expenses were as follows:

	For the year ended December 31,
	2006	2005	% change

Interest income	$ 942	$ 4,008	76.50%
Interest and dividend (expense)	(466,346)	(79,750)	-484.50%
Gain on forbearance of debt	33,675	350,960	N/A
Loss on disposal of assets	(5,981)	--	N/A

Total other income (expenses)	(437,710)	275,218	N/M

Series D and E Preferred Stock
Dividends accrued	(365,888)	(400,237)	N/M

Net cash used in operating activities for the fiscal year ended December 31, 2006 was $2,328,688 as compared to $4,282,626 used in operating activities during the fiscal year ended December 31, 2005. The decrease in cash used in operating activities primarily resulted from an improvement in operating results in the 2006 fiscal year as compared to the 2005 fiscal year. Net cash used in investing activities in the 2006 fiscal year was $93,397 as compared to $331,924 used in the 2005 fiscal year. The decrease in net cash used in investing activities was due to a reduction of equipment purchases in the 2006 fiscal year as compared to the 2005 fiscal year. Net cash provided by financing activities was $3,060,693 in the 2006 fiscal year as compared to $4,552,626 in the 2005 fiscal year. The decrease in cash provided by financing activities was due to a reduction in the amount financed in shareholder loans, stock and notes payable of approximately $2,617,648, a decrease in sales of common and preferred stock of $1,401,000, a reduction in dividends paid of $148,999, all offset by an increase in proceeds of convertible notes of $3,375,000.

Proceeds from the exercise of stock options and warrants provided cash of $19,475 in the fiscal year ended December 31, 2006 as compared to $646,000 in the fiscal year ended December 31, 2005. The options and warrants were exercised in exchange for the forgiveness of loans made to us by the holders.

A summary of our debt and lease obligations at December 31, 2006 are as follows:

	Obligations payable in
	Less than 1 year	1 to 3 years	Total

Debt	$5,711,607	$ 0	$5,711,607
Leases	34,380	26,361	60,741
	$5,745,987	$ 26,361	$5,772,348

Liquidity and Capital Resources

Our primary use of cash relates to network operations and selling, general and administrative expense. Our future cash requirements and the adequacy of funds available to us will depend on many factors, including the pace at which VoIP-based communication services are accepted by telephone users, whether the market for our products expands and whether our products begin to generate significant revenues.

Our sales revenues have not been adequate to support our operations and we do not expect that this will change in the near future. In the past, we have relied primarily on loans and the sale of debentures to finance our operations. We currently have enough cash to continue our operations for approximately 45 days. We do not have any binding commitments for, or readily available sources of, additional financing. We cannot provide any assurances that we will be able to secure the additional cash that we may require to continue our operations.

As of March 31, 2007 we had loans totaling $1,906,376 with interest rates ranging from 6% to 13%. Most of these loans mature between June 30, 2007 and January 4, 2008, although two of the notes, each in the amount of $50,000 and payable to Supercaller, become due and payable when we reach certain levels of equity funding. All of the loans are unsecured with the exception of two loans, which together total $1 million. These loans are secured by our assets.

We also sold debentures to provide funds for our operations. On December 29, 2006 and again on February 28, 2007 we sold units to accredited investors. The units included warrants to purchase our common stock and 6% Senior Subordinated Secured Convertible Notes. A complete description of these securities is included in the section of this prospectus titled “Securities Being Registered” at page 3.

In order to conserve cash we have used our common stock to pay debt, including accrued interest on our preferred stock. We expect to continue this practice until we have sufficient cash flow to service our debt.

Our current assets decreased by $785,711 or approximately 60.2%, from $1,304,795 at December 31, 2006 to $519,024 at March 31, 2007. The decrease in our current assets was due primarily to a significant reduction in cash from $807,811 to $6,310. We used this cash primarily for selling, general and administrative expenses. Current liabilities decreased from $9,845,982 at December 31, 2006 to $8,560,792 at March 31, 2007, a decrease of $1,285,190 or approximately 13.1%. The decrease in current liabilities was due to a decrease in notes payable. Working capital was a deficit of $8,541,187 at December 31, 2006 as compared to the March 31, 2007 deficit of $8,041,768, a decrease of $499,419. The decreased deficit was due primarily to a reduction in cash.

MARKET PRICE OF AND DIVIDENDS ON

COMMON STOCK

Our common stock is currently traded on the Over-the-Counter Bulletin Board under the symbol “ITUI.” The following table sets forth the quarterly high and low bid prices for the common stock for the periods indicated below, as reported by the Over-the-Counter Bulletin Board. The stock prices set forth below do not include adjustments for retail mark-ups, markdowns or commissions, and represent inter-dealer prices and do not necessarily represent actual transactions.

Quarter Ended	2005
	High	Low
March 31	$1.04	$0.67
June 30	$0.61	$0.29
September 30	$0.44	$0.29
December 31	$0.32	$0.06

Quarter Ended	2006
	High	Low
March 31	$0.12	$0.08
June 30	$0.10	$0.04
September 30	$0.08	$0.05
December 31	$0.12	$0.03

Quarter Ended	2007
	High	Low
March 31	$0.28	$0.11
Through June 25	$0.17	$0.10

As of June 25, 2007, there were approximately 315 holders of record of the common stock. This does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

We have never declared or paid dividends on our common stock. We currently intend to retain earnings, if any, for use in our operations, therefore, we do not anticipate paying dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

The following statements regarding the Washington Business Corporation Act (the “WBCA”) and our articles of incorporation and bylaws are brief summaries, and may not contain all the information important to you. For a more complete description of our capital stock, you should carefully read the detailed provisions of the WBCA as well as our articles of incorporation and bylaws.

Under our articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, of which the Board of Directors has designated 12,000 shares as Preferred Stock Series D and 10,000 shares as Preferred Stock Series E.

Common Stock

There were 147,708,524 shares of common stock issued and outstanding as of June 25, 2007 and 8,535,714 shares for which we have received conversion notices which have not yet been issued. In addition, we have reserved a total of (i) 79,043,143 shares of common stock for issuance upon exercise of outstanding warrants and options; (ii) 4,675,000 shares of common stock for issuance upon conversion of the outstanding shares of Preferred Stock Series D; (iii) 4,000,000 shares of common stock for issuance upon conversion of outstanding shares of Preferred Stock Series E; and (iv) 4,345,238 shares of common stock for issuance upon conversion of the December Notes and February Notes. All shares of common stock now outstanding are fully paid and nonassessable.

The holders of common stock:

•	have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors, subject to the rights of the preferred stock;

•	are entitled to share ratably in all assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and

•	are entitled to one vote per share on all matters on which our shareholders may vote.

The holders of our common stock do not have cumulative voting rights.

Preferred Stock

The Board of Directors is authorized, without further shareholder action, to issue our preferred stock in one or more series and to fix the liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences.

Of the 12,000 shares of preferred stock designated as Preferred Stock Series D, 935shares are issued and outstanding as of June 25, 2007 and of the 10,000 shares of preferred stock designated as Preferred Stock Series E, 800 shares are issued and outstanding as of June 25, 2007. No other shares of our preferred stock of any series are outstanding.

With respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up, our common stock is junior to the Series D Preferred Stock and Series E Preferred Stock, while our Series E Preferred Stock is equal to the Series D Preferred Stock.

Series D Preferred Stock

Holders of our Series D Preferred Stock do not have voting rights, except as otherwise set forth in the Preferred D Certificate of Designations and the Washington Business Corporation Act. The Preferred D Certificate of Designations requires the affirmative vote of the holders of not less than a majority of the Series D Preferred Stock to make any change to the Preferred D Certificate of Designations or our articles of incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series D Preferred Stock.

Holders of Series D Preferred Stock are entitled to receive quarterly dividends as follows:

•	7% per year during the period beginning with the issue date and ending on the first anniversary of the issue date,

•	8% per year during the period beginning after the first anniversary of the issue date and ending on the second anniversary of the issue date, and

•	9% per year during the period after the second anniversary of the issue date until the third anniversary of the issue date, which is referred to in this discussion as the “Maturity Date”.

Accrued and unpaid dividends bear interest at the rate of 13% per year from the dividend date until paid in full.

Holders of the Series D Preferred Stock may convert their shares to common stock at any time. If holders of the Series D Preferred Stock do not convert all of the Series D Preferred Stock outstanding by the Maturity Date, we must either convert the outstanding Series D Preferred Stock or redeem it for the Conversion Amount, which is defined below.

The shares of Series D Preferred Stock are converted to shares of our common stock pursuant to a formula stated as the Conversion Amount divided by the Conversion Price. The definition of the Conversion Amount is (i) the sum of all accrued dividends plus the product of the result of the following formula: (dividend rate)(number of days from the last dividend date/365) and $1,000 plus (ii) $1,000. The definition of the Conversion Price is either (i) $0.80 (the “Standard Conversion Price”) or (ii) 90% of the average of the weighted average price of the common stock on each trading day during the 10 consecutive trading days ending on the trading day preceding the date which is the third anniversary from the issuance date (referred to in this discussion as the “Maturity Conversion Price”) or (iii) the lesser of the Standard Conversion Price and the Maturity Conversion Price. The Conversion Price that will be used depends on the date that the Series D Preferred Stock is converted and whether we have redeemed the Series D Preferred Stock as required by the Preferred D Certificate of Designations. The Standard Conversion Price will be used to determine the number of shares of common stock to be issued for any conversion made before the Maturity Date. The Maturity Conversion Price will be used to determine the number of shares of common stock to be issued for any conversion made after the Maturity Date or as a result of mandatory redemption, so long as we have paid any and all required dividend payments (including default interest). If, as of any conversion date, we have failed to timely pay any and all dividend payments, the Conversion Price will be the lesser of the Standard Conversion Price and the Maturity Conversion Price.

The Conversion Price is subject to adjustment if we issue or sell shares of our common stock for a consideration per share that is less than a price equal to the Standard Conversion Price in effect immediately prior to such issuance or sale. For purposes of this adjustment, the issuance of options and convertible securities and any change in the option price or rate of conversion is deemed to be a sale or issuance of our common stock. In this discussion, these rights are collectively referred to as the “Series D Anti-Dilution Rights”.

On December 9, 2005 our Board of Directors and the holders of our Series D Preferred Stock agreed to amend the Preferred D Certificate of Designations in the following manner:

•	the definition of “Standard Conversion Price” in section 2(a)(xxx) has been reduced from $0.80 to $0.20,

•

the terms of the conversion included in section 2(b) have been expanded so that the Series D Preferred Stock is converted to shares of common stock at the Conversion Rate if the weighted average price of our common stock is equal to or exceeds $0.40 for a period of 20 consecutive trading days, and

•	the Series D Anti-Dilution Rights have been deleted.

The amendment to the Preferred D Certificate of Designations was filed in the office of the Secretary of State of the state of Washington on March 30, 2006.

Series E Preferred Stock

Holders of our Series E Preferred Stock do not have voting rights, except as otherwise set forth in the Preferred E Certificate of Designations and the Washington Business Corporation Act. The Preferred E Certificate of Designations requires the affirmative vote of the holders of not less than a majority of the Series E Preferred Stock to make any change to the Preferred E Certificate of Designations or our articles of incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series E Preferred Stock.

The Series E Preferred Stock accrues dividends quarterly at the rate of 3% per year.

Holders of Series E Preferred Stock may convert their shares to common stock at any time. If all of the Series E Preferred Stock outstanding is not converted by the third anniversary of the issue date (the “Maturity Date”), we must redeem the outstanding shares for an amount in cash equal to the redemption price, which is not defined.

The shares of Series E Preferred Stock are converted to shares of our common stock pursuant to a formula stated as the Conversion Amount divided by the Conversion Price. The definition of the Conversion Amount is (i) the sum of all accrued dividends plus the product of the result of the following formula: (dividend rate)(number of days from the last dividend date/365) and $1,000 plus (ii) $1,000. The definition of the Conversion Price is $0.40 (the “Conversion Price”).

The Conversion Price is subject to adjustment if we issue or sell shares of our common stock for a consideration per share that is less than a price equal to the Conversion Price in effect immediately prior to such issuance or sale. For purposes of this adjustment, the issuance of options and convertible securities and any change in the option price or rate of conversion is deemed to be a sale or issuance of our common stock. In this discussion, these rights are collectively referred to as the “Series E Anti-Dilution Rights”.

On December 9, 2005 our Board of Directors and the holders of our Series E Preferred Stock unanimously agreed to amend the Preferred E Certificate of Designations in the following manner:

•	the definition of “Conversion Price” in section 2(j) has been reduced from $0.40 to $0.20,

•

the terms of the conversion included in section 3(a) have been expanded so that the Series E Preferred Stock is converted to common stock at the Conversion Rate if the weighted average price of our common stock is equal to or exceeds $0.40 for a period of 20 consecutive trading days, and

•	the Series E Anti-Dilution Rights have been deleted.

The amendment to the Preferred E Certificate of Designations was filed in the office of the Secretary of State of the state of Washington on March 30, 2006.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.

SELLING SHAREHOLDERS

The selling shareholders listed in the table below may use this prospectus for the resale of shares of common stock being registered hereunder, although no selling shareholder is obligated to sell any such shares. Of the 47,175,595 shares of common stock offered by this prospectus, 23,446,429 shares of common stock are outstanding as of the date hereof, 714,285 shares of common stock are issuable upon conversion of our December Notes, 1,458,333 shares of common stock are issuable upon conversion of our February Notes, and 21,556,548 shares are issuable upon the exercise of certain warrants issued in conjunction with our Senior Subordinated Secured Convertible Notes. With the exception of Mr. Paul Arena, our Chief Executive Officer and a director, and Mr. Audrey Braswell, a director, none of the selling shareholders is an affiliate.

The following table sets forth certain information regarding the selling shareholders and the shares of common stock beneficially owned by the selling shareholders as of June 25, 2007. We are not able to estimate the number of shares that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any shares offered hereby, except as otherwise noted below. The following table assumes that all of the shares being registered hereby will be sold.

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering	Number of Shares of Common Stock Offered	Number of Warrant Shares Offered	Total Number of Shares Being Offered (Common Stock and Warrant Shares)	Number of Shares Owned After Offering(1)	Percentage Owned After Offering(1)

Daniel Huynh	2,857,144(2)	714,286	714,286	1,428,572	1,428,572	--
Kenneth C. Hayes Jr. Trust dated 11/21/1997(9)	714,286(2)	178,572	178,571	357,143	357,143	--
Alan G. Hayes	714,286(2)	178,572	178,571	357,143	357,143	--
Yeh’s Mechanical Services, Inc.(10)	1,428,572(2)	357,143	357,143	714,286	714,286	--
Amy Barnes	1,428,572 (2)	357,143	357,143	714,286	714,286	--
David Camera	100,000(2)	25,000	25,000	50,000	50,000	--
Barry Pitkin and Teal Smith	228,572(2)	57,143	57,143	114,286	114,286	--
Pamplona Capital, Inc.(11)	385,714(2)	96,429	96,428	192,857	192,857	--
Phillip Rapp, Jr.	1,428,572(2)	357,143	357,143	714,286	714,286	--
Ernest W. Purcell	1,428,572 (2)	357,143	357,143	714,286	714,286	--
Ward Snyder	571,428(2)	142,857	142,857	285,714	285,714	--
Richard Stern	571,428(2)	142,857	142,857	285,714	285,714	--
Bruce Bryde	142,858(2)	35,715	35,714	71,429	71,429	--
Vestal Venture Capital(12)	45,070,907	8,571,428	8,571,429	17,142,857	27,928,050	15.58%
Don and Julie Weir	1,071,428(3)	267,857	267,857	535,714	535,714	--
Sanders 1998 Children’s Trust DTD 12/01/97(13)	1,071,428(3)	267,857	267,857	535,714	535,714	--
Katherine Sanders	1,071,428(3)	267,857	267,857	535,714	535,714	--
Don Sanders	1,071,428(3)	267,857	267,857	535,714	535,714	--
Grover Winslow	714,284(3)	178,571	178,571	357,142	357,142	--
Phil Rapp	2,857,144(3)	714,286	714,286	1,428,572	1,428,572	--
James Ehrlich	357,140(3)	89,285	89,285	178,570	178,570	--
Bruce Freidman	1,428,572(3)	357,143	357,143	714,286	714,286	--
Robert Beckoff	357,140(3)	89,285	89,285	178,571	178,570	--
Delaware Charter Guarantee & Trust Co, Trustee F/B/O William Beckmann, Acct. RHL No. 019712(14)	2,857,144(3)	714,286	714,286	1,428,572	1,428,572	--

Wilson Knott	3,325,892(4)	818,451	766,370	1,584,321	1,741,571	1.2%
Jerry Crews	2,366,073(5)	565,478	461,308	1,026,786	312,501	*
Kenneth Oswald	2,366,073(6)	565,478	461,308	1,026,786	312,501	*
Ted Bywater	1,428,572(3)	357,143	357,143	714,286	714,286	--
John Frankie	1,428,572(3)	357,143	357,143	714,286	714,286	--
Doug Oswald	312,499(7)	104,166	52,084	156,250	156,249	*
Joe Franke	312,499(7)	104,166	52,084	156,250	156,249	*
David and Connie Jones	1,312,500(7)	437,500	218,750	656,250	656,250	*
David and Bonnie Cox	312,499(7)	104,166	52,084	156,250	156,249	*
Eric Knapp	312,499(7)	104,166	52,084	156,250	156,249	*
Bob Kellar	312,499(7)	104,166	52,084	156,250	156,249	*
Don Grace	312,499(7)	104,166	52,084	156,250	156,249	*
Jim and Bonnie Mack	625,001(7)	208,334	104,166	312,500	312,501	*
Jim Flanagan	312,499(7)	104,166	52,084	156,250	156,249	*
Kevin Dutton	62,501(7)	20,834	10,416	31,250	31,251	*
Jared Hornsby	62,501(7)	20,834	10,416	31,250	31,251	*
Lee Hardin	187,500(7)	62,500	31,250	93,750	93,750	*
Jeff Tanner	312,499(7)	104,166	52,084	156,250	156,249	*
Larry Church	312,499(7)	104,166	52,084	156,250	156,249	*
Robert Ritter	312,499(7)	104,166	52,084	156,250	156,249	*
Ron Thurston	375,000(7)	125,000	62,500	187,500	187,500	*
Russ Heiken	312,499(7)	104,166	52,084	156,250	156,249	*
Mary Pitetti	312,499(7)	104,166	52,084	156,250	156,249	*
Russ Salerno	312,499(7)	104,166	52,084	156,250	156,249	*
Bill Kirchhofer	375,000(7)	125,000	62,500	187,500	187,500	*
Tommy Baggett	625,001(7)	208,335	104,165	312,500	312,501	*
Bob Rager	312,499(7)	104,166	52,084	156,250	156,249	*
Terry B. and Marlene D. Johnson	312,499(7)	104,166	52,084	156,250	156,249	*
Greg Knotts	312,499(7)	104,166	52,084	156,250	156,249	*
Robert Dello Russo	3,437,501(7)	1,145,835	572,915	1,718,750	1,718,751	1.2%
Chad Barton	3,124,999(7)	1,041,666	520,834	1,562,500	1,562,499	1.1%
Don Fortin	625,001(7)	208,335	104,165	312,500	312,501	*
Joe Strada	625,001(7)	208,335	104,165	312,500	312,501	*
Stephen Rominger	312,499(7)	104,166	52,084	156,250	156,249	*
Robert Williams	625,001(7)	208,335	104,165	312,500	312,501	*
Jay Schwartz	1,875,000(7)	625,000	312,500	937,500	937,500	*
Jeff Hollander	312,499(7)	104,166	52,084	156,250	156,249	*
David Staudinger	312,499(7)	104,166	52,084	156,250	156,249	*
Michael Chadwick	312,499(7)	104,166	52,084	156,250	156,249	*
Stacia Hachem	1,249,999(7)	416,666	208,334	625,000	624,999	*
Pershing LLC c/f F/B/O Jerry Kissner IRA(15)	312,499(7)	104,166	52,084	156,250	156,249	*
Pershing LLC c/f F/B/O Erik Klefos(15)	312,499(7)	104,166	52,084	156,250	156,249	*
David Bromberg	199,999(7)	66,666	33,333	99,999	100,000	*
Oppenheimer & Co. c/f Bromberg SEP-IRA(16)	550,001(7)	183,335	91,665	275,000	275,001	*
George Munoz	3,011,906(8)	565,477	565,477	1,130,953	1,880,953	1.27%

TOTAL	106,667,619	25,619,047	21,556,548	47,175,595	59,492,024

*Less than 1%.

(1) Based on 147,708,524 shares of common stock outstanding as of June 25, 2007.

(2) These securities were purchased in the December 20, 2006 offering of units described on page 3of this prospectus.

(3) These securities were purchased in the December 29, 2006 offering of Senior Subordinated Secured Convertible Notes described on page 3 of this prospectus.

(4) Mr. Knott purchased these securities in the December 29, 2006 offering of Senior Subordinated Secured Convertible Notes and in the February 28, 2007 offering of Senior Subordinated Secured Convertible Notes. These securities represent 922,619 shares of common stock into which the Senior Subordinated Secured Convertible Notes may be converted and 818,452 shares of common stock underlying warrants.

(5) Mr. Crews purchased these securities in the December 29, 2006 offering of Senior Subordinated Secured Convertible Notes and in the February 28, 2007 offering of Senior Subordinated Secured Convertible Notes. These securities represent 773,810 shares of common stock into which the Senior Subordinated Secured Convertible Notes may be converted and 565,477 shares of common stock underlying warrants.

(6) Mr. Oswald purchased these securities in the December 29, 2006 offering of Senior Subordinated Secured Convertible Notes and in the February 28, 2007 offering of Senior Subordinated Secured Convertible Notes. These securities represent 773,810 shares of common stock into which the Senior Subordinated Secured Convertible Notes may be converted and 565,477 shares of common stock underlying warrants.

(7) These securities were purchased in the February 28, 2007 offering of Senior Subordinated Secured Convertible Notes described on page 4 of this prospectus.

(8) Mr. Munoz owned 550,000 shares of our common stock and an option to purchase an additional 200,000 shares. His remaining securities were purchased securities in the December 29, 2006 offering of Senior Subordinated Secured Convertible Notes and in the February 28, 2007 offering of Senior Subordinated Secured Convertible Notes. The securities he is selling represent 565,477 shares of common stock into which the Senior Subordinated Secured Convertible Notes may be converted and 565,477 shares of common stock underlying warrants.

(9) Kenneth C Hayes is the person with voting and investment control of the securities owned by the Kenneth C. Hayes Jr. Trust.

(10) Tsong Ming Yeh is the person with voting and investment control of the securities owned by Yeh’s Mechanical Services, Inc.

(11) Peyton Jackson is the person with voting and investment control of the securities owned by Pamplona Capital, Inc.

(12) Beneficial ownership information relating to Vestal Venture Capital is set forth in the section of this prospectus titled “Security Ownership of Management and Certain Beneficial Owners, which appears on page 26 of this prospectus. Mr. Allan Lyons, managing partner of 21st Century Strategic Investment Planning, LC is the General Partner on behalf of Vestal Venture Capital and maintains voting and investment control of these shares of common stock.

(13) Donald Sanders is the person with voting and investment control of the securities owned by the Sanders 1998 Children’s Trust.

(14) William Beckmann is the person with voting and investment control of the securities registered to Delaware Charter Guarantee & Trust Co., trustee F/B/O William Beckmann.

(15) Erik Klefos and David Bromberg, respectively, are the persons with voting and investment control of the securities registered to Pershing LLC, c/f F/B/O Erik Klefos and Pershing LLC, c/f F/B/O David Bromberg.

(16) David Bromberg is the person with voting and investment control of the securities registered to Oppenheimer & Co. c/f Bromberg SEP-IRA.

PLAN OF DISTRIBUTION

Each selling shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any principal market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits buyers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the buyer of shares, from the buyer) in amounts to be negotiated. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Each Selling Shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the 1934 Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each buyer at or prior to the time of the sale.

EXPERTS

The consolidated financial statements of i2 Telecom International, Inc., a Delaware corporation, as of December 31, 2006 and December 31, 2005 have been included in this prospectus and in the registration statement in reliance upon the report of Freedman & Goldberg Certified Public Accountants P.C., a registered independent accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the common shares to be sold by the selling shareholders under this prospectus and warrants was passed upon for our company by Richardson & Patel LLP. As of the date of this prospectus, Richardson & Patel LLP owns 532,851 common shares and a warrant to purchase 475,000 shares, none of which are being registered for sale under this prospectus. The shares and warrant were issued to Richardson & Patel LLP as payment for services rendered in connection with the representation of i2 Telecom in our financings and this registration statement.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our amended and restated articles of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by WBCA, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F Street NE, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference room. Our SEC filings are also available to the public from commercial document retrieval services and through the web site maintained by the SEC at www.sec.gov.

This prospectus is part of a registration statement on Form SB-2 that we filed with the SEC utilizing a “shelf” registration process. Under the shelf registration process, the selling shareholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus.

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits filed with or incorporated by reference into the registration statement. Whenever a reference is made in this prospectus to an agreement or other document, be aware that such reference is not necessarily complete and that you should refer to the exhibits that are filed with or incorporated by reference into the registration statement for a copy of the agreement or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the web site maintained by the SEC at www.sec.gov.

You should read this prospectus and any prospectus supplement together with the registration statement and the exhibits filed with or incorporated by reference into the registration statement. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

We have not authorized any person to give any information or to make any representations that differ from, or add to, the information discussed in this prospectus. Therefore, if anyone gives you different or additional information, you should not rely on it.

INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets at March 31, 2007 and December 31, 2006	F-2

Consolidated Statements of Operations (Unaudited) for the Three Months Ended	F-3
March 31, 2007 and 2006

Consolidated Statements of Cash Flows (Unaudited) for the Three Months Ended	F-4
March 31, 2007 and 2006

Report of Independent Registered Public Accountant	F-5

Consolidated Balance Sheets at December 31, 2006 and 2005	F-6

Consolidated Statements of Operations for the Years Ended	F-7
December 31, 2006 and 2005

Consolidated Statements of Stockholders’ Equity for the Years Ended	F-8
December 31, 2006 and 2005

Consolidated Statements of Cash Flows for the Years Ended	F-9
December 31, 2006 and 2005

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Section RCW 23B.08.510 of the Washington Business Corporation Act permits the indemnification of directors and officers of Washington corporations. The Company’s amended and restated articles of incorporation and bylaws provide that the Company shall indemnify its directors and officers to the fullest extend permitted by Washington law.

Under Washington law, the Company has the power to indemnify its directors and officers against claims arising in connection with their service to the Company except when a director’s or officer’s conduct involves (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons in control pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

Section RCW 23B.08.540 of the Washington Business Corporation Act states that the court may order indemnification or advance of expenses if it determines that (a) the director is entitled to mandatory indemnification under RCW23B.08.520, in which case the court shall also order the corporation to pay the director’s reasonable expenses incurred to obtain court-ordered indemnification; (b) the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in RCWB.08.510 or was adjudged liable as described in RCW.23B.08.510(4), but if the director was adjudged so liable the director’s indemnification is limited to reasonable expenses incurred unless the articles of incorporation or a bylaw, contract or resolution approved or ratified by the shareholders pursuant to RCW.08.560 providers otherwise; or (c) in the case of an advance of expenses, the director is entitled to the articles of incorporation, bylaws or any applicable resolution or contract, to payment or reimbursement of the director’s reasonable expenses incurred as a party to the proceeding in advance of final disposition of the proceeding.

The Company has purchased insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. The Company’s directors and officers are also insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by the Company.

Item 25.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

Registration Fee	$152.07
Legal Fees and Expenses	$25,000.00
Accounting Fees and Expenses	$10,000.00
Miscellaneous	$5,000.00
Total	$40,152.07

*Estimated

Item 26.	Recent Sales of Unregistered Securities

On May 14, 2004, June 7, 2004 and June 8, 2004, the Company issued non-negotiable promissory notes in principal amounts of $500,000, $185,000 and $300,000, respectively. These notes were issued without registration under the Securities Act in reliance upon the exemption set forth in Section 4(2) of the Securities Act. The Company based such reliance upon factual representations made to the Company concerning the recipient’s investment intent and sophistication, among other things.

During the second quarter of 2004, 5 individuals exercised 372,425 options into an equivalent number of the Company’s common stock.

On June 3, 2004, the Company issued an aggregate of 24,792,392 shares of common stock upon conversion of all outstanding shares of Preferred Stock Series A-1, Preferred Stock Series A-2, Preferred Stock Series B and Preferred Stock Series C in accordance with the applicable Statement of Rights of such preferred stock. In addition, upon conversion of the outstanding shares of Preferred Stock Series A-1 and Preferred Stock Series A-2, the Company paid to the holders of such preferred stock all accrued and unpaid dividends on such preferred stock in an aggregate of 98,147 shares of common stock. Such shares of common stock issued upon conversion of the Preferred Stock Series A-1, Preferred Stock Series A-2, Preferred Stock Series B and Preferred Stock Series C, and issued in respect of dividends accrued on the Preferred Stock Series A-1 and Preferred Stock Series A-2 were issued without registration under the Securities Act in reliance upon the exemption set forth in Section 4(2) of the Securities Act (“Section 4(2)”). The Company based such reliance upon factual representations made to the Company concerning the recipient’s investment intent and sophistication, among other things.

During the quarter ended June 30, 2004, the Company issued options and warrants to purchase an aggregate of 267,266 shares of common stock to 10 individuals in connection with such individuals’ commencement of employment with the Company or in conjunction with consulting projects. Such options and warrants were issued without registration under the Securities Act, in reliance upon the exemption set forth in Section 4(2). The Company based such reliance upon factual representations made to the Company concerning each recipient’s investment intent and sophistication, among other things.

On August 11, 2004, in connection with a private placement of its securities, the Company issued to 13 investors an aggregate of 4,500 shares of its Preferred Stock Series D, warrants to purchase 2,812,500 shares of common stock, and 1,125 additional investment rights (“AIR”) for an aggregate purchase price of $4.5 million. The shares of Preferred Stock Series D issued in the private placement are convertible into an aggregate of 5,625,000 shares of common stock, subject to adjustment, with each shares of Preferred Stock Series D being convertible into 1,250 shares of common stock, subject to adjustment. Each AIR is exercisable for one share of Preferred Stock Series D and a warrant to purchase 625 shares of common stock, subject to adjustment, at an exercise price of $1,000 per unit. The warrants issued upon closing of the private placement and issuable upon exercise of the AIRs are exercisable for a period of three years at an exercise price of $0.96 per share. The shares of Preferred Stock Series D, warrants and AIRs issued upon closing of the private placement were issued without registration under the Securities Act, in reliance upon the exemption from registration set forth in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act. The Company based such reliance upon factual representations made to the Company concerning each investment intent, sophistication and status as an accredited investor, among other things.

In connection with the merger, the Company issued to the former stockholders of i2 Telecom (DE) 5,160,722 shares of common stock, 22,500 shares of Preferred Stock Series A-1, 30,600 shares of Preferred Stock Series A-2, 135,000 shares of Preferred Stock Series B, and 100,000 shares of Preferred Stock Series C. Such shares were issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption set forth in Section 4(2) of the Securities Act (“Section 4(2)”). The

Company based such reliance upon factual representations made to the Company concerning each stockholder’s investment intent and sophistication, among other things.

In January 2005, we issued to five new employees in connection with their acceptance of employment options to purchase an aggregate of 217,500 shares of common stock at exercise prices ranging from $0.80 to $1.00 per share, with each option vesting over a three-year period with a three-year expiration period. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipients of the options regarding their investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In January 2005, we issued to Louis Libin, in connection with his appointment as our director, an option to purchase 100,000 shares of common stock at an exercise price of $0.75 per share. The option vested immediately upon the date of grant and had a term of three years. The option was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the option regarding his investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the option was issued was subsequently registered on a Form S-8 registration statement.

In February 2005, we issued to six new employees, in connection with their acceptance of employment, options to purchase an aggregate of 251,000 shares of common stock at exercise prices ranging from $0.78 to $1.00 per share. Each option vested over a three-year period and had a three year term. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipients of the options regarding their investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In February 2005, we issued to University Bank a three-year warrant to purchase an aggregate of 150,000 shares of common stock at an exercise price of $1.00 per share. The warrant vested on the date of grant. Subsequently, the exercise price of the warrant was adjusted to $0.20 each. The warrants were issued in lieu of interest on a $200,000 loan which University Bank had made to us. The warrant was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipient of the warrant regarding its investment intent and sophistication, among other things.

In February 2005, we issued to five investors 331,250 shares of common stock upon conversion of shares of our Series D Preferred Stock held by such investors. In consideration of $600,000, we issued to six investors an aggregate of 600 shares of Series D Preferred Stock and warrants to purchase an aggregate of 375,000 shares of common stock upon exercise of additional investment rights held by such investors and payment of an aggregate exercise price of $0.96 per share. The Series D Preferred Stock had an initial conversion price of $0.80 per share, subject to customary anti-dilution adjustments, and is convertible at the option of the holder at any time. The warrants issued upon exercise of the additional investment rights have an exercise price of $0.96 per share, subject to customary anti-dilution adjustments, and are exercisable upon grant. The warrant exercise price and share conversion price relating to the conversion of the Series D Preferred Stock into common stock were adjusted to $0.20 each during the fourth quarter of 2005.

In February 2005, we issued to Chris Allen a three-year warrant to purchase an aggregate of 30,000 shares of common stock at an exercise price of $0.01 per share. The warrant vested immediately and has been exercised in full. The warrant was issued in exchange for consulting services rendered us. The warrant was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipient of the warrant regarding his investment intent and sophistication, among other things.

In February 2005, we issued to Jerry Falkner a three-year warrant to purchase 100,000 shares of common stock at an exercise price of $0.01 per share. The warrant vested immediate and has been exercised in full. The warrant was issued in lieu of consulting services rendered to us. The warrant was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipient of the warrant regarding his investment intent and sophistication, among other things.

In February 2005, Dr. Braswell exercised $150,000 in options in exchange for 332,190 shares of common stock at an exercise price of $0.4515 per share.

In March 2005, we issued to a new employee in connection with his acceptance of employment options to purchase an aggregate of 23,000 shares of common stock at an exercise price of $1.00 per share, with each option vesting over a three-year period with a three-year expiration period. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the option regarding his investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In March 2005, we issued to a new employee in connection with his acceptance of employment options to purchase an aggregate of 600,000 shares of common stock at an exercise price of $0.80 per share, with the right to purchase 100,000 shares vesting immediately and the remainder vesting over a three-year period with a three-year expiration period. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipient of the options regarding his investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In March 2005, we issued to four people in connection with their agreement to serve as directors options to purchase 500,000 shares of common stock at an exercise price between $0.75 and $.80 per share, vested immediately upon the date of grant. The options were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipients of the options regarding their investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In March 2005, we issued to six consultants three-year warrants to purchase an aggregate of 793,120 shares of common stock at exercise prices ranging from $0.75 to $1.00 per share in connection with consulting services provided by them to us. The warrants were exercisable only if we meet certain revenue targets within a two-year period. The performance targets were not met and the warrants expired. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipients of the warrants regarding their investment intent and sophistication, among other things.

In March 2005, we issued to three investors three-year warrants to purchase an aggregate of 246,415 shares of common stock at an exercise price of $0.75 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of cash for the payment of interest accrued on loans made to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipients of the warrants regarding their investment intent and sophistication, among other things.

In March 2005, Mr. Kossar exercised $100,000 in options in exchange for 221,460 shares of common stock at an exercise price of $0.4515 per share. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2).

In March 2005, Mr. Phipps exercised $195,000 in options in exchange for 431,847 shares of common stock at an exercise price of $0.4515 per share. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2).

In April 2005, we issued to two consultants three-year warrants to purchase an aggregate of 61,000 shares of common stock at exercise prices ranging from $0.96 to $1.00 per share in connection with consulting services provided by them to us. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipients of the warrants regarding their investment intent and sophistication, among other things.

In April 2005, we issued to three investors three-year warrants to purchase an aggregate of 433,332 shares of common stock at an exercise price of $0.20 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued as additional consideration for loans made to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipients of the warrants regarding their investment intent and sophistication, among other things.

In May 2005, we issued to Mr. Phipps in connection with his appointment as our director an option to purchase 75,000 shares of common stock at an exercise price of $0.80 per share, vested immediately upon the date of grant with a three-year expiration period. The option was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipient of the option regarding his investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the option was issued was subsequently registered on a Form S-8 registration statement.

In May 2005, we issued to Mr. Fultz in connection with his acceptance of employment options to purchase an aggregate of 600,000 shares of common stock at an exercise price of $0.60 per share, with vesting over a three-year period with a three-year expiration period. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations made to us by the recipient of the options regarding his investment intent and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In May 2005, Mr. Arena exercised $50,000 in options in exchange for 110,730 shares of common stock at an exercise price of $0.4515 per share. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2).

In May 2005, we issued to two investors three-year warrants to purchase an aggregate of 65,104 shares of common stock at an exercise price of $0.40 per share which were subsequently adjusted to $0.20. The warrants vested immediately upon the date of grant and had a three-year expiration period. The warrants were issued as additional consideration for loans made to us by the investors. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipients of the warrants regarding their investment intent and sophistication, among other things.

In June 2005, we issued to three investors three-year warrants to purchase an aggregate of 152,084 shares of common stock at an exercise price of $0.40 per share which was subsequently adjusted to $0.20. The warrants vested immediately upon the date of grant and had a three-year term. The warrants were issued as additional consideration for loans made to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations made to us by the recipients of the warrants regarding their investment intent and sophistication, among other things.

In June 2005, we issued to a consultant three-year warrants to purchase an aggregate of 36,000 shares of common stock at exercise price of $0.40 per share in connection with consulting services provided by them to us. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the warrants regarding its investment interest and sophistication, among other things.

Also in June 2005, we issued to two consultants three-year options to purchase an aggregate of 437,500 shares of common stock at exercise price of $0.01 per share in connection with consulting services provided by them to us and subsequent to the issuance 437,500 have been exercised. The foregoing options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipients of the options regarding their investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options was issued were subsequently registered on a Form S-8 registration statement.

On July 12, 2005, we issued to one corporation $800,000 of Series E Convertible Preferred shares which convert into 2,000,000 common shares at $0.40 each and warrants to purchase our common shares exercisable at $.50 per share for a three year period. This effectively changed the conversion price of the Series D Convertible Preferred of which there were 4,210 shares outstanding or ($4,175,000 principal amount) convertible into common shares at $.80 per share to $.40 per share. The 3,187,500 outstanding warrants associated with the Series D Convertible Preferred shares which had an exercise price of $.96 per share have been adjusted to $.40 per share. The Series E Convertible Preferred shares and warrants were issued without registration under the Securities Act in reliance upon the exemption set forth in Section 4(2). The warrant exercise and share conversion of common stock underlying the Series E preferred shares have subsequently been adjusted to $0.20 each by written consent during the fourth quarter of 2005.

In July 2005, we issued 250,000 common shares in connection with the conversion of 100,000 shares of Series D Convertible Preferred outstanding. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2).

Also in July 2005, we issued to two consultants a three-year options to purchase an aggregate of 332,250 shares of common stock at exercise price of $0.01 per share in connection with consulting services provided by them to us. The foregoing options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipients of the options to regarding their investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

Also in July 2005, we issued to a consultant three-year warrants to purchase an aggregate of 500,000 shares of common stock at exercise price of $0.50 per share in connection with consulting services provided by them to us. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the warrants regarding its investment interest and sophistication, among other things.

In August 2005, we issued to a new employee in connection with their acceptance of employment options to purchase an aggregate of 108,250 shares of common stock at exercise price of between $0.50 and $0.80 per share, with vesting over a three-year period with a three-year expiration period and subsequent to the issuance 108,250 have terminated. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the options regarding its investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

Also in August 2005, we issued to a consultants a three-year options to purchase an aggregate of 33,333 shares of common stock at exercise price of $1.00 per share in connection with consulting services provided by them to us. The foregoing options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipients of the options regarding their investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

Also in August 2005, we issued to six investors three-year warrants to purchase aggregate of 310,000 shares of common stock at an exercise price of $0.01 and $0.40 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loans to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

Also in August 2005, we issued to a consultant Scheidegg Ltd. three-year warrants to purchase an aggregate of 400,000 shares of common stock at exercise price of $0.40 per share in connection with consulting services provided by them to us and subsequent to, the issuance 400,000 have terminated. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the warrants regarding their investment interest and sophistication, among other things.

Also in August 2005, we issued to a consultant three-year warrants to purchase an aggregate of 20,000 shares of common stock at exercise price of $1.00 per share in connection with consulting services provided by them to us. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the warrants regarding their investment interest and sophistication, among other things.

Also in August 2005, Dr. Braswell exercised $150,000 in options in exchange for 332,190 shares of common stock at an exercise price of $.4515 per share. The foregoing options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2).

In September 2005, we issued to a consultant David Hess three-year options to purchase an aggregate of 37,500 shares of common stock at exercise price of $0.01 per share in connection with consulting services provided by them to us and subsequence to the issuance 37,500 have been exercised. The foregoing options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations by the recipient of the options to us regarding their investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

Also in September 2005, we issued to Mr. McGraw in connection with his appointment as our director an option to purchase 100,000 shares of common stock at an exercise price of $0.50 per share, vested immediately upon the date of grant and subsequent to, the issuance 100,000 have terminated. The option was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the option regarding his investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the option was issued was subsequently registered on a Form S-8 registration statement.

Also in September 2005, we issued to investors three-year warrants to purchase aggregate of 25,000 shares of common stock at an exercise price of $0.35 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loans to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

Also in September 2005, we issued to a new employee John Wilson in connection with their acceptance of employment options to purchase an aggregate of 500,000 shares of common stock at exercise price of $0.40 per share, with vesting over a three-year period with a seven-year expiration period and subsequent to the issuance 500,000 have been terminated. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the options regarding his investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the option was issued was subsequently registered on a Form S-8 registration statement.

Also in September 2005, we issued to consultant Eaton Partners a three-year warrants to purchase an aggregate of 250,000 shares of common stock at exercise price of $0.40 per share in connection with consulting services provided by them to us. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations by the recipient of the warrant regarding its investment interest and sophistication, among other things.

On September 12, 2005, we entered into an agreement for a $1,200,000 Secured Loan Facility with a trust and two individuals. The terms of the agreement call for a repayment of the loan on January 31, 2005 with a 10% annual percentage rate of interest and the issuance of 1,200,000 warrants exercisable at $0.50 each for a period of three years, which have subsequently been adjusted to $00.20 each. This effectively changed the conversion price of the Series E Convertible Preferred holders warrants of which there were 1,000,000 outstanding and exercisable at $0.60 per share to $0.50 per share. The warrants were issued without registration under the Securities Act in reliance upon the exemption set forth in Section 4(2).

Also in September 2005, we issued to six investors three-year warrants to purchase aggregate of 1,157,500 shares of common stock at an exercise price of between $0.40 and $0.50 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loans to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things.

Also in September 2005, we issued to consultant Communication Equity a three-year warrants to purchase an aggregate of 300,000 shares of common stock at exercise price of $0.40 per share in connection with consulting services provided by them to us. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipient of the warrants regarding its investment interest and sophistication, among other things.

In October 2005, we issued to employees in connection with their employment performance vested options to purchase an aggregate of 119,503 shares of common stock at exercise price of $0.35 per share with a 36 month expiration period and subsequent to, the issuance 10,500 have terminated. The options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations by the recipients of the options to the Company regarding their investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

Also in October 2005, we issued to consultant Wyndham Financial a three-year warrants to purchase an aggregate of 1,000,000 shares of common stock at exercise price of $0.40 per share with vesting over a 36-month period in connection with consulting services provided by them to us and subsequent to the issuance 1,000,000 have terminated. The foregoing warrants were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations by the recipient of the warrants to us regarding its investment interest and sophistication, among other things.

Also in October 2005, we issued to a five consultants three-year options to purchase an aggregate of 2,900,000 shares of common stock at exercise price of between $0.01 and $0.05 per share in connection with consulting services provided by them to us and subsequent to the issuance 2,900,000 have terminated. The foregoing options were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2). We based such reliance upon factual representations to us by the recipients of the options regarding their investment interest and sophistication, among other things. The 2004 Stock Incentive Plan from which the options were issued was subsequently registered on a Form S-8 registration statement.

In November 2005, we issued to five investors three-year warrants to purchase aggregate of 697,500 shares of common stock at an exercise price of between $0.20 and $0.40 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loans to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

In December 2005, we issued to investors three-year warrants to purchase aggregate of 100,000 shares of common stock at an exercise price of $0.20 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loans to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

Also in December 2005, we issued to investor Cornell Capital Partners common stock totaling 26,987,667 shares of to be used as pledge collateral against a Convertible Debenture in the amount of $600,000. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding its investment interest and sophistication, among other things.

In January 2006, five investors were issued 7,590,000 warrants exercisable at $0.07 to $0.10 each as part of loans made to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things.

In February 2006, we issued to a consultant three-year warrants to purchase aggregate of 200,000 shares of common stock at an exercise price of $0.10 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in connection with consulting services provided by them to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding its investment interest and sophistication, among other things.

In February 2006, we issued to two consultants an aggregate of 6,000,000 shares of common stock in lieu of $420,000 in consulting fees due over a six-month period. The shares were issued in connection with consulting services provided by them to us. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

In February 2006, we issued to Troon and Mssrs. McGraw and Glazov three-year warrants to purchase an aggregate of 1,200,000 shares of common stock at an exercise price of $0.10 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for a loan extension to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

In February 2006, we issued to Mr. Phillip Rapp three-year warrants to purchase aggregate of 200,000 shares of common stock at an exercise price of $0.10 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for a $200,000 loan to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the warrants regarding his investment interest and sophistication, among other things.

In February 2006, Mr. Fultz exercised $100,000 in options in exchange for 200,000 shares of common stock at an exercise price of $.50 per share.

In March 2006, we issued to three investors three-year warrants to purchase aggregate of 140,000 shares of common stock at an exercise price of $0.10 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loans to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the warrants regarding their investment interest and sophistication, among other things.

In March 2006, we issued to Mr. Phillip Rapp three-year warrants to purchase aggregate of 100,000 shares of common stock at an exercise price of $0.10 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for a $100,000 loan to us. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the warrants regarding his investment interest and sophistication, among other things.

In March 2006, the Company issued to two investors, Mr. Arena, our officer and director and Mr. Purcell three-year warrants to purchase aggregate of 40,000 shares of common stock at an exercise price of $0.10 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in lieu of additional consideration for loan extensions to the Company. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things.

In March 2006, we had issuable to Richardson & Patel and Peter Hogan, our general counsel, an aggregate of 500,000 shares of common stock in lieu of $63,000 in fees due over a four month period. The shares are issuable in connection with services they provided to us. The shares are to be issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipients of the shares regarding their investment interest and sophistication, among other things.

In April 2006, 1,663,609 shares of common stock were issuable to 12 individuals and institutional investors of our Series D and Series E convertible preferred shares in lieu of $251,238 of preferred dividends for the second, third and fourth quarters of 2005. The shares are issuable without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to by the recipients of the shares regarding their investment interest and sophistication, among other things.

In April 2006, we had issuable to Kenny Securities, financial advisor to the Company, an aggregate of 200,000 shares of common stock in lieu of $25,000 in fees due. The shares are issuable in connection with services provided to us by them. The shares are issuable without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the shares to the Company regarding its investment interest and sophistication, among other things.

In April 2006, we had issuable to Mr. Phipps an aggregate of 350,000 shares of common stock in lieu of a $35,000 promissory note with interest. The shares are to be issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the shares regarding his investment interest and sophistication, among other things.

In April 2006, we had issuable to CEOCast, an investor relations advisory firm providing services, an aggregate of 1,000,000 shares of common stock in lieu of $100,000 in fees due over the next twelve month period. The shares are issueable in connection with services provided to us by them. Michaels Wachs exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of common stock registered hereby for the account of the Selling Shareholder. The shares are to be issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the shares to the Company regarding its investment interest and sophistication, among other things.

In April 2006, 840,000 shares of common stock were issuable upon exercise of a warrant exercisable until April 11, 2011 to 5 individuals, Mssrs. Collins, Dohrman, Hamilton, Klages and Olson and 1 Trust, F/B/O, Mr. & Mrs. Swift, at an exercise price of $0.10 per share (subject to customary adjustments in accordance with the terms thereof). The warrants are issuable as compensation for services rendered to us by the Selling Shareholders. Brian Swift exercises on behalf of the “Trust” Selling Shareholder voting and dispositive power with respect to the shares of common stock registered hereby for the account of the Selling Shareholder. The Selling Shareholders are an affiliate of a registered broker-dealer. These Seller Shareholders have certified to us that such Selling Shareholders received the securities convertible or exercisable into the shares of common stock registered hereby in the ordinary course of business and at the time of such receipt had no agreements or understandings with any person to distribute such shares of common stock.

On December 29, 2006 we completed a financing transaction with accredited investors in which we sold $2,000,000 of 6% Senior Subordinated Secured Convertible Notes (the “Notes”). The Notes are convertible into 28,571,429 shares of our common stock at a price of $0.07 each and warrants to purchase 28,571,429 of our common stock with an exercise price of $0.07 per share. For every share of common stock issued, the investor(s) received a warrant to purchase one share of our common stock at a price of $0.07. The Notes and warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the Notes and the warrants regarding the investment experience and sophistication of the purchasers, among other things.

On January 4, 2007, we completed a financing transaction with one board member and an individual investor, (referred to as the “Loan Guarantors”). The Loan Guarantors advanced $1,000,000 less transaction costs to us pursuant to a $1,000,000 one-year term loan entered into by them with University Bank. The loan accrues interest at 8.25% per year. In consideration for the advance, we agreed to pay University Bank monthly interest and principal when due and pay the Loan Guarantors (i) 1,000,000 shares of our common stock, as consideration for guaranteeing the loan and (ii) an additional 1,000,000 shares of our common stock if we fail to repay the loan in three months. The common stock was issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the Loan Guarantors regarding their investment experience and sophistication and because they occupied a status that afforded them effective access to the information registration would otherwise provide.

On February 28, 2007 we closed a financing transaction with accredited investors in which we sold $2,000,000 of 6% Senior Subordinated Secured Convertible Notes (the “February Notes”) convertible into 16,666,666 shares of our common stock at a conversion price of $0.12 per share. We also issued warrants for the purchase of 8,333,333 shares our common stock (the “February Warrants”). The warrant exercise price is $0.12 per share. For every $0.24 of principal converted into shares of common stock, the investor will be entitled to exercise the February Warrant for one share of common stock. The February Warrants have a six month term and are due to be paid on August 28, 2007. The Notes and warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. We based such reliance upon factual representations to us by the recipient of the Notes and the warrants regarding the investment experience and sophistication of the purchasers, among other things.

In January 2007, the Company issued to James Rose and Doug Bender, both officers of the Company, 624,671 and 1,000,000 restricted shares, respectively, of Common Stock in lieu of compensation in the amounts of $62,467 and $100,000, respectively. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the shares to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon the filing by the Company of a registration statement.

Also in January 2007, the Company issued to a consultant three-year warrants to purchase an aggregate of 1,600,000 shares of Common Stock at an exercise price of $0.12 per share, vesting at the rate of 133,333 warrant shares per month, with a three-year expiration period. In addition, the Company issued an aggregate of 1,000,000 shares of Common Stock at an exercise price of $0.01 per share, vesting at the rate of 166,666 warrant shares per month, with a three-year expiration period in connection with services provided to the Company. The warrants were issued in consideration of consultancy agreement with the Company. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things.

Also in January 2007, the Company issued to five individuals, including Audrey Braswell, a director, and Paul Arena, an officer and director, an aggregate of 5,045,856 shares of Common Stock in lieu of outstanding promissory notes, with interest, totaling $504,587. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the shares to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon the filing by the Company of a registration statement.

In February 2007, the Company issued to Joel Katz an aggregate of 1,000,000 shares of Common Stock in lieu of $100,000 in consulting fees due. The shares were issued in connection with consulting services provided by him to the Company. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon filing by the Company of a registration statement.

Also in February 2007, the Company issued to five individuals, an aggregate of 970,000 shares of Common Stock in lieu of $112,150 in fees due. The shares were issued in connection with services provided by them to the Company. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the shares to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon filing by the Company of a registration statement.

Also in February 2007, the Company issued to 42 individuals three-year warrants to purchase aggregate of 8,333,333 shares of Common Stock at an exercise price of $0.12 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in connection with the execution of Convertible Notes in the aggregate amount of $2,000,000 made to the Company. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon filing by the Company of a registration statement.

In March 2007, the Company issued to Audrey Braswell, a director, and Phillip Rapp, 750,000 and 250,000 shares, respectively, of Common Stock in accordance with the terms of promissory notes in the amounts of $750,000 and $250,000, respectively. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the shares to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon filing by the Company of a registration statement.

Also in March 2007, a total of 5,263,941 shares of Common Stock were issued to 12 individuals and institutional investors of the Company’s Series D and Series E convertible preferred shares in lieu of $374,068 of preferred dividends for the first, second , third and fourth quarters of 2006. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the shares to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon the filing of a registration statement.

Also in March 2007, a total of 3,288,700 shares of Common Stock were issued to 16 individuals and institutional investors who exercised warrants received upon the purchase of the Company’s Series C convertible preferred shares. The Company received $394,644 from the warrant exercise. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the shares to the

Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon the filing of a registration statement.

Also in March 2007, the Company issued to Mssrs. Troon, McGraw and Glazov an aggregate of 2,878,571 shares of Common Stock upon the exercise of warrants. The warrants, exercisable at an average exercise price of $.125 per share, were issued in lieu of additional consideration for a loan extension to the Company. Mssrs. Troon, McGraw and Glazov exercised the warrants under the cashless exercise provisions of their warrant agreement. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon the filing of a registration statement.

Also in March 2007, the Company issued to Phillip Rapp an aggregate of 942,857 shares of Common Stock upon the exercise of warrants. The warrants, exercisable at an average exercise price of $.077 per share, were issued in lieu of additional consideration for a loan extension to the Company. Mr. Rapp exercised the warrants under a cashless exercise formula. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipient of the warrants to the Company regarding his investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon the filing of a registration statement.

In May 2007, the Company issued to Vestal Venture Capital three-year warrants to purchase aggregate of 600,000 shares of Common Stock at an exercise price of $0.15 per share, vested immediately upon the date of grant with a three-year expiration period. The warrants were issued in connection with the execution of a promissory note in the amount of $600,000 made to the Company. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D. The Company based such reliance upon factual representations by the recipients of the warrants to the Company regarding their investment interest and sophistication, among other things. However, these shares are entitled to “piggyback registration” rights upon filing by the Company of a registration statement

Item 27.	Exhibits

(a) Exhibits.

The exhibits filed with this registration statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

(b) Financial Statement Schedules.

Schedules filed with this registration statement are set forth on the Index to Financial Statements set forth elsewhere herein.

Item 27.	Undertakings

(a) The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3. to remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roswell, State of Georgia, on June 27, 2007.

i2 TELECOM INTERNATIONAL, INC.

By:	/s/ PAUL R. ARENA
Paul R. Arena
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ PAUL R. ARENA Paul R. Arena	Chairman of the Board, Chief Executive Officer and President, Principal Accounting Officer	June 27, 2007

/s/ JAMES R. ROSE	Chief Technical Officer and Director	June 27, 2007
James R. Rose

/s/ D. CHRIS BYLANDER	Director	June 27, 2007
D. Chris Bylander

/s/ AUDREY L. BRASWELL Audrey L. Braswell	Director	June 27, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit	Method of Filing

2.1

Agreement and Plan of Merger dated as of January 30, 2004, among the Company, DDN Acquisition Corporation and i2 Telecom Communications, Inc. (The schedules to the Agreement and Plan of Merger have been omitted from this Report pursuant to Item 601(b)(2) of Regulation S-B, and the Company agrees to furnish copies of such omitted schedules supplementally to the Securities and Exchange Commission upon request.).

Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 2, 2004.

2.2		Asset Purchase Agreement dated as of January 30, 2004, between the Company and InTransit Media, Inc.	Incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on February 2, 2004.

2.3		First Amendment to Asset Purchase Agreement, dated February 26, 2004, between the Company and InTransit Media, Inc.	Incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on March 12, 2004.

2.4

Securities Purchase Agreement dated as of August 11, 2004, among the Company and each of the buyers signatory thereto. (The schedules to the Securities Purchase Agreement have been omitted from this Report pursuant to Item 601(b)(2) of Regulation S-B, and the Company agrees to furnish copies of such omitted schedules supplementally to the Securities and Exchange Commission upon request.).

Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 13, 2004.

3.1		Articles of Incorporation, as amended.	Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003.

3.2		Bylaws, as amended.	Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003.

3.3		Certificate of Designations of Rights and Preferences of Preferred Stock Series D of i2 Telecom International, Inc.	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 13, 2004.

3.4		Amendment to the Company’s Articles of Incorporation filed June 3, 2004.	Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

3.5		Amendment to the Company’s Articles of Incorporation filed August 10, 2004.	Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.
3.6	Certificate of Designations for Series E Preferred Stock.		Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed November 22, 2005.

3.7	Amendment to the Company’s Articles of Incorporation filed April 17, 2006.	Incorporated by reference to Exhibit 3.1.8 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.
4.1	Form of Warrant issued by the Company to each buyer in connection with the 2004 Private Placement.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed August 13, 2004.

4.2	Form of Additional Investment Right issued by the Company to each buyer in connection with the 2004 Private Placement.	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed August 13, 2004.

4.3	Registration Rights Agreement among the Company and the buyers signatory thereto entered into in connection with the 2004 Private Placement.	Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed August 13, 2004.

4.4	Form of Warrant issued by i2 Telecom International, Inc., a Delaware corporation, and converted in the Merger, exercisable until February 27, 2007, at an exercise price of $0.9031.	Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form SB-2 (No. 333-119254).
4.5	Warrant dated April 19, 2005 to purchase 52,083 shares of Common Stock granted to Midsouth Investor Fund, LP.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed April 25, 2005.
4.6	Registration Rights Agreement dated as of April 19, 2005 between the Company and Midsouth Investor Fund, LP.	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed April 25, 2005.
4.7	Warrant dated April 25, 2005 to purchase 156,249 shares of Common Stock granted to Vestal Venture Capital.	Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed April 25, 2005.
4.8	Registration Rights Agreement dated as of April 25, 2005 between the Company and Vestal Venture Capital.	Incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed April 25, 2005.
4.9	Warrant dated June 28, 2005 to purchase 26,042 shares of the Company’s common stock granted to Hubert G. Phipps.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 5, 2005.
4.10	Registration Rights Agreement dated as of June 28, 2005 between the Company and Hubert G. Phipps.	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 5, 2005.
4.11	Warrant dated July 7, 2005 to purchase 39,062 shares of the Company’s common stock granted to Paul R. Arena.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 12, 2005.
4.12	Registration Rights Agreement dated as of July 7, 2005 between the Company and Paul R. Arena.	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 12, 2005.
4.13	Stock Option Agreement dated July 6, 2005 to purchase 85,714 shares of the Company’s common stock granted to James Rose.	Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed July 12, 2005.
4.14	Stock Option Agreement dated July 7, 2005 to purchase 168,000 shares of the Company’s common stock granted to James Rose.	Incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed July 12, 2005.
4.15	Warrant dated August 30, 2005 to purchase 25,000 shares of the Company’s common stock granted to Aubrey L. Braswell.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 6, 2005.
4.16	Registration Rights Agreement dated September 7, 2005 among the Company, Troon & Co., Gregory P. McGraw and Jordan E. Glazov.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed September 13, 2005.

4.17	Stock Option Agreement dated as of September 12, 2005 between the Company and Louis Libin.	Incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed September 14, 2005.
4.18	Stock Option Agreement dated as of September 12, 2005 between the Company and Aubrey L. Braswell.	Incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed September 14, 2005.
4.19	Form of Warrant dated July 12, 2005 by and amongst the Company and the purchasers of the Company’s Series E Preferred Stock.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed November 22, 2005.
4.20	Warrant dated November 3, 2005 by and between the Company and Braswell Enterprises, LP.	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.21	Warrant dated November 18, 2005 by and between the Company and Mena Investment.	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.22	Warrant dated November 18, 2005 by and between the Company and Dr. Angela Ranzini.	Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.23	Warrant dated November 23, 2005 by and between the Company and Vestal Venture Capital.	Incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.24	Registration Rights Agreement dated November 3, 2005 by and between the Company and Braswell Enterprises, LP.	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.25	Registration Rights Agreement dated November 18, 2005 by and between the Company and Dr. Angela Ranzini.	Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.26	Registration Rights Agreement dated November 18, 2005 by and between the Company and Mena Investment.	Incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.27	Registration Rights Agreement dated November 23, 2005 by and between the Company and Vestal Venture Capital.	Incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed December 07, 2005.
4.28	Warrant, dated as of January 9, 2006, between the Company and Cornell Capital Partners, LP.	Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed January 12, 2006.
4.29	Investor Registration Rights Agreement, dated as of January 9, 2006, between the Company and Cornell Capital Partners, LP.	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed January 12, 2006.
4.30	Warrant dated January 30, 2006 by and between the Company and Richardson & Patel, LLP.	Incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
4.31	Warrant dated January 30, 2006 by and between the Company and Peter Hogan.	Incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
4.32	Warrant Agreement dated March 11, 2003, granted to Robert F. Hussey to purchase 65,000 shares of the Company’s common stock.	Incorporated by reference to Exhibit 10.22 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004.
4.33	Warrant dated February 28, 2006 between the Company and Phillip Rapp, Jr.	Incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
4.34	Warrant dated March 17, 2006 between the Company and Phillip Rapp, Jr.	Incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
4.35	Form of Warrant dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 5, 2007.
4.36	Form of Registration Rights Agreement dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 5, 2007.
4.37	Form of Registration Rights Agreement dated February 28, 2007 for $2 million financing	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 1, 2007.
4.38	Form of Warrant dated February 28, 2007 for $2 million financing	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 1, 2007.

5	Legal Opinion from Richardson & Patel LLP	Filed herewith.

10.1	Form of Lock-up Agreement entered into in connection with the 2004 Private Placement.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 13, 2004.

10.2	Form of Conversion Agreement dated as of April 6, 2004 between the Company and each holder of the Company’s Preferred Stock Series A-1.	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

10.3	Non-Negotiable Promissory Note dated May 14, 2004 made by the Company in favor of Vestal Venture Capital in principal amount of $500,000.00.	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

10.4	Non-Negotiable Promissory Note dated June 7, 2004 made by the Company in favor of Vestal Venture Capital in principal amount of $185,000.00.	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

10.5	Non-Negotiable Promissory Note dated June 8, 2004 made by the Company in favor of Midsouth Investor Fund, LP in principal amount of $300,000.00.	Incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

10.6	Form of Acknowledgement and Agreement dated July 6, 2004 between the Company and each former holder of the Company’s Preferred Stock Series A-1 and Preferred Stock Series A-2.	Incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

10.7	Settlement Agreement dated February 24, 2005, between the Company and Anthony F. Zalenski.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 2, 2005.
10.8	I2 Telecom International, Inc. 2004 Stock Incentive Plan.	Incorporated by reference to Appendix C to the Company Schedule 14A Proxy Statement filed May 10, 2004.
10.9	Promissory Note dated April 7, 2005 issued by the Company in favor of Hubert G. Phipps in principal amount of $250,000.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 12, 2005.
10.10	Employment Agreement dated as of April 6, 2005, between the Company and James Rose.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 11, 2005.
10.11	Promissory Note dated April 19, 2005 issued by the Company in favor of Midsouth Investor Fund, LP in principal amount of $100,000.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed April 25, 2005.
10.12	Form of Securities Purchase Agreement dated July 12, 2005 by and amongst the Registrant and the purchasers of the Registrant’s Series E Preferred Stock.	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed November 22, 2005.
10.13	Form of Registration Rights Agreement dated July 12, 2005 by and amongst the Registrant and the purchasers of the Registrant’s Series E Preferred Stock.	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed November 22, 2005.
10.14	Promissory Note dated November 18, 2005 by and between the Company and Dr. Angela Ranzini.	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 7, 2005.
10.15	Promissory Note dated November 18, 2005 by and between the Company and Mena Investment.	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed December 7, 2005.
10.16	Promissory Note dated November 23, 2005 by and between the Company and Vestal Venture Capital.	Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed December 7, 2005.

10.17	Guaranty dated November 23, 2005 by and between Paul Arena and Vestal Venture Capital.	Incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed December 7, 2005.
10.18	Letter Agreement dated February 16, 2006.	Incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
10. 19	Promissory Note dated February 28, 2006 between the Company and Phillip Rapp, Jr.	Incorporated by reference to Exhibit 10.52 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
10.20	Promissory Note dated March 17, 2006 between the Company and Phillip Rapp, Jr.	Incorporated by reference to Exhibit 10.53 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
10.21	Form of Modification Agreement between the Company and the Series D Preferred Shareholders.	Incorporated by reference to Exhibit 49 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
10.22	Form of Modification Agreement between the Company and the Series E Preferred Shareholders.	Incorporated by reference to Exhibit 50 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
10.23	Form of Term Loan Agreement dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed January 5, 2007.
10.24	Form of Note Purchase Agreement dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed January 5, 2007.
10.25	Form of Promissory Note Agreement dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed January 5, 2007.
10.26	Form of Loan Repayment Agreement dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed January 5, 2007.
10.27	Form of Loan Guaranty dated December 29, 2006 for $2 million financing	Incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed January 5, 2007.
10.28	Form of Note Purchase Agreement dated February 28, 2007 for $2 million financing	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 1, 2007.

10.29

10.30

10.31

10.32

21	Subsidiaries of the Company.	Incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-KSB filed April 4, 2006.
23.1	Consent of Freedman & Goldberg, Certified Public Accountants	Filed herewith

23.1	Consent of Richardson & Patel LLP	Included in Exhibit 5, filed herewith.

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

ASSETS

March 31,2007	December 31, 2006

Current Assets
Cash	$6,310	$807,811
Accounts Receivable, net of Allowance for Doubtful Accounts of $-0- and $-0-, respectively	71,154	59,822
Inventories	299,670	355,900
Prepaid Expenses and Other Current Assets	141,890	81,862
Total Current Assets	519,024	1,304,795

Property and Equipment, Net	683,638	764,426

Other Assets
Intangible Assets Deposits	3,349,834 34,840	3,349,834 27,840
Total Other Assets	3,384,674	3,377,674

Total Assets	$4,587,336	$5,446,895

F-2

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

	March 31,2007	December 31, 2006
Current Liabilities:
Accounts Payable and Accrued Expenses	$2,598,417	$4,078,375
Deferred Revenue	56,000	56,000
Convertible Bonds	4,000,000	2,950,000
Notes Payable-Current	1,906,375	2,761,607

Total Current Liabilities	8,560,792	9,845,982

Shareholders’ Equity (Deficit) Preferred Stock, No Par Value, 5,000,000 Shares Authorized, 4,370 Shares and 4,495 Shares Issued and Outstanding, respectively	4,370,000	4,470,000
Common Stock, No Par Value, 250,000,000 Shares Authorized, 100,926,674 Shares and 77,183,480 Shares Issued and Outstanding, respectively	19,666,701	17,175,150
Restricted Common Stock (related to No Par Value above), 187,500 Shares and 1,003,784 respectively	7,500	143,473
Additional Paid-In Capital	1,935,518	1,703,168
Accumulated Deficit	(29,953,175)	(27,890,878)
Total Shareholders’ Equity (Deficit)	(3,973,456)	(4,399,087)

Total Liabilities and Shareholders’ Equity (Deficit)	$4,587,336	$5,446,895

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31, 2007	The Three Months Ended March 31, 2006
Revenue	$180,113	$140,003

Cost of Revenue	115,051	71,017

Gross Profit (Loss)	65,062	For 68,986

General and Administrative Expenses	1,956,648	1,369,290

Loss From Operations	(1,891,586)	(1,300,304)

Other Income (Expense)
Interest Income	0	942
Interest Expense	(95,567)	(51,777)
Gain on Forbearance of Debt	55,061	0
Total Other Income (Expense)	(40,506)	(50,835)

Net Income (Loss)	$(1,932,092)	$(1,351,139)
Dividends on Preferred Stock	(130,205)	79,674
Net Loss Available to Common Shareholders	$(2,062,297)	$(1,430,813)

Weighted Average Common Shares: Basic	88,351,045	38,397,923
Basic Earnings Per Common Share:	$(.02)	$(.04)

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31, 2007	For the Three Months Ended March 31, 2006
Cash Flows From Operations:

Net Loss	$(1,932,092)	$(1,351,139)
Adjustments to Reconcile Net Income to cash
Depreciation and amortization	89,966	97,564
Stock compensation	592,171	92,917
Amortization of loan fees	180,833	0
(Increase) Decrease in:
Accounts receivable	(11,332)	51,195
Inventories	56,230	8,193
Prepaid Expenses	(81,461)	(555,822)
Other Assets	(7,000)	(22,000)
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	(752,085)	249,349
Deferred Revenue	0	0
Net Cash Used In Operating Activities	(1,864,771)	(1,429,743)

Cash Flows From Investing Activities:
Equipment Purchases	(9,178)	0
Payments for Patents and Trademarks	0	(3,365)
Net Cash Used In Investing Activities	(9,178)	(33,123)

Cash Flows From Financing Activities:
Payments of Convertible Bonds	(1,325,000)	0
Proceeds from Issuance of Convertible Bonds	2,375,000	600,000
Proceeds From Notes Payable	1,000,000	321,000
Payment of Notes Payable	(1,380,232)	(135,263)
Issuance of Common Stock	0	531,741
Proceeds from redemption of options	402,680	0
Net Cash Provided By Financing Activities	1,072,448	1,317,477

Increase (Decrease) in Cash	(801,501)	(145,389)
Balance, Beginning of Period	807,811	169,203
Balance, End of Period	$6,310	$23,814
F-4

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN MICHAEL GOLDBERG DAVID C. GREIP JULIE A. CHEEK WILLIAM A. MARSHALL AMY S. JACKNOW GLORIA MOORE	31150 NORTHWESTERN HIGHWAY, SUITE 200 FARMINGTON HILLS, MICHIGAN 48334 (248) 626-2400 FAX: (248) 626-4298

Report of Independent Registered Public Accountant

To the Board of Directors

i2 Telecom International, Inc. and Subsidiaries

5070 Old Ellis Pointe

Suite 110

Roswell, Georgia 30076

We have audited the accompanying consolidated balance sheets of i2 Telecom International, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of i2 Telecom International, Inc. and Subsidiaries of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has suffered ongoing losses from operations since its inception. These losses, as well as the uncertain conditions that the Company faces relative to its ongoing debt and equity fund-raising efforts, raise substantial doubt abut the company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the company cannot continue in existence.

Respectfully,

/s/ Freedman & Goldberg

Freedman & Goldberg

Certified Public Accountants

Farmington Hills, MI

March 29, 2007 F-5

I2 Telecom International, Inc. and Subsidiary Consolidated Balance Sheet ASSETS
	2006	2005
Current Assets
Cash Restricted Cash Accounts Receivable, Net of Allowance for Doubtful Accounts of $-0- and $235,000, respectively	$ 807,811 -0- 59,822	$ 238 168,965 69,927
Inventories	355,900	732,663
Prepaid Expenses and Other Current Assets	81,262	84,407
Total Current Assets	1,304,795	1,056,200

Property and Equipment, Net	764,426	1,206,982

Other Assets
Intangible Assets Deposits	3,349,834 27,840	3,349,834 61,540
Total Other Assets	3,377,674	3,411,374

Total Assets	$ 5,446,895	$ 5,674,556

F-6

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
	2006	2005
Current Liabilities Accounts Payable and Accrued Expenses Deferred Revenue Convertible Bonds Notes Payable-Current Notes Payable-Related Parties	$ 4,078,375 56,000 2,950,000 2,761,607 -0-	$ 3,797,814 -0- -0- 2,780,625 -0-
Total Current Liabilities	9,845,982	6,578,439

Stockholders' Equity (Deficit)

Preferred Stock, No Par Value 7% Cumulative,

5,000,000 Shares Authorized, 4,495 and 4,910

Shares Issued and Outstanding, respectively

Common Stock, No Par Value, 250,000,000

Shares Authorized, 77,183,480, and 37,460,159

Shares Issued and Outstanding, respectively

Restricted Stock

Common Stock (Related to No Par Value

above), 1,003,784and 382,568 Shares Issued

and Outstanding, respectively.

Additional Paid-In Capital

Accumulated Deficit

	4,470,000 17,175,150 143,473 1,703,168 (27,890,878)	4,885,000 14,651,858 191,946 1,092,126 (21,724,813)
Total Stockholders' Equity (Deficit)	(4,399,087)	(903,883)
Total Liabilities and Stockholders' Equity (Deficit)	$ 5,446,895	$ 5,674,556

I2 Telecom International, Inc. and Subsidiary Consolidated Statement of Operations
	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
Revenue	$ 754,939	$ 485,485

Cost of Revenue	810,999	1,231,389

Gross Profit (Loss)	(56,060)	(745,904)

General and Administrative Expenses	5,306,407	7,216,844

Loss From Operations	(5,362,467)	(7,962,748)

Other Income (Expense) Interest Income Interest Expense Gain on Forbearance of Debt Loss on Disposal of Assets	942 (466,346) 33,675 (5,981)	4,008 (79,750) 350,960 -0-
Total Other Income (Expense)	(437,710)	275,218
Loss Before Cumulative Effect of Accounting Change	(5,800,177)	(7,687,530)
Cumulative Effect of Accounting Change On Years Prior to 2005, Net of Income Tax of $-0-	-0-	(340,117)
Net Loss	(5,800,177)	(8,027,647)
Dividends on Preferred Stock	(365,888)	(400,237)
Net Loss Available to Common Shareholders	$ (6,166,065)	$ (8,427,884)

Weighted Average Common Shares: Basic	54,637,647	36,779,820
Basic Earnings Per Common Share: Loss Before Cumulative Effect of Accounting Change Cumulative Effect of Accounting Change	$ (.11) (.00)	$ (.22) (.01)
Net Loss	$ (.11)	$ (.23)

I2 Telecom International, Inc. and Subsidiary

Consolidated Statements of Stockholder Equity

For Years Ended December 31, 2006 and 2005

	Preferred Stock Shares	Preferred Stock Par Value	Common Stock Shares	Common Stock No Par Value	Restricted Common Stock Shares

Balance, January 1, 2005	4,175	$ 4,175,000	34,491,402	$ 13,035,158	991,858
Issuance of Preferred Stock	1,400	1,375,000	-0-	-0-	-0-
Conversion of Preferred to Common	(665)	(665,000)	831,250	665,000	-0-
Exercise of Options and Warrants	-0-	-0-	1,528,217	646,000	-0-
Transfer of Restricted Units	-0-	-0-	609,290	305,700	(609,290)
Stock Compensation	-0-	-0-	-0-	-0-	-0-
Cumulative Effect of Accounting Change	-0-	-0-	-0-	-0-	-0-
Net Loss for the Year Ended December 31, 2005	-0-	-0-	-0-	-0-	-0-
Dividends Paid on Preferred Stock	-0-	-0-	-0-	-0-	-0-
Balance, December 31, 2005	4,910	$ 4,885,000	37,460,159	$ 14,651,858	382,568
Issuance of Common Stock			7,428,573	276,494	-0-
Conversion of Preferred to Common	(415)	(415,000)	2,075,000	415,000	-0-
Conversion of Convertible Debt	-0-	-0-	14,707,310	425,000	-0-
Stock Dividend on Preferred Stock	-0-	-0-	1,663,611	251,239	-0-
Exercise of Options and Warrants	-0-	-0-	1,959,372	19,475	-0-
Transfer of Restricted Units	-0-	-0-	5,878,784	488,473	(5,878,784)
Stock Compensation	-0-	-0-	-0-	-0-	-0-
Stock Issued for Services and Debt	-0-	-0-	6,010,671	647,611	6,500,000
Net Loss for the Year Ended December 31, 2006	-0-	-0-	-0-	-0-	-0-
Dividends on Preferred Stock	-0-	-0-	-0-	-0-	-0-
Balance, December 31, 2006	4495	4,470,000	77,183,480	17,175,150	1,003,784

F-8

Restricted Common Stock No Par Value	Restricted Preferred Stock Shares	Restricted Preferred Stock Value	Additional Paid-In Capital	Accumulated Deficit	Total

$ 497,646	-0-	-0-	404,100	(13,296,929)	4,814,975
-0-	-0-	-0-	-0-	-0-	1,375,000
-0-	-0-	-0-	-0-	-0-	-0-
-0-	-0-	-0-	-0-	-0-	646,000
(305,700)	-0-	-0-	-0-	-0-	-0-
-0-	-0-	-0-	347,909	-0-	347,909
-0-	-0-	-0-	340,117	-0-	340,117
-0-	-0-	-0-	-0-	(8,027,647)	(8,027,647)
-0-	-0-	-0-	-0-	(400,237)	(400,237)
$ 191,946	-0-	-0-	$ 1,092,126	$ (21,724,813)	$ (903,883)
-0-	-0-	-0-	243,506	-0-	520,000
-0-	-0-	-0-	-0-	-0-	-0-
-0-	-0-	-0-	-0-	-0-	425,000
-0-	-0-	-0-	-0-	-0-	251,239
-0-	-0-	-0-	-0-	-0-	19,475
(488,473)	-0-	-0-	-0-	-0-	-0-
-0-	-0-	-0-	367,536	-0-	367,536
440,000	-0-	-0-	-0-	-0-	1,087,611
	-0-	-0-	-0-	-0-	-0-
-0-	-0-	-0-	-0-	(5,800,177)	(5,800,177)
-0-	-0-	-0-	-0-	(365,888)	(365,888)
$ 143,473	-0-	-0-	$ 1,703,168	$ (27,890,878)	$ (4,399,087)

RICHARDSON & PATEL

10900 Wilshire Blvd.

Suite 500

Los Angeles, California 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

June 27, 2007

Board of Directors

i2 Telecom International, Inc.

5070 Old Ellis Pointe, Suite 110

Roswell, Georgia 30076

Re:	i2 Telecom International, Inc.
Registration Statement on Form SB-2

Gentlemen:

We have acted as counsel for i2 Telecom International, Inc., a Washington corporation (the “Company”), in connection with the preparation of a Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (“Act”), relating to the public sale of 47,175,595 shares of common stock, no par value (the “Shares”), 23,446,429 of which have been previously issued to and are beneficially owned by certain selling shareholders named in the Registration Statement, and 23,729,166 of which may be issued to and sold by certain selling shareholders upon the exercise of certain warrants and the conversion of certain promissory notes, as described in the Registration Statement. This opinion is being furnished pursuant to Item 601(b)(5) of Regulation S-B under the Act.

In connection with rendering the opinion as set forth below, we have reviewed (a) the Registration Statement and the exhibits thereto; (b) the Company’s Articles of Incorporation, as amended, (c) the Company’s Bylaws, as amended; (d) certain records of the Company’s corporate proceedings as reflected in its minute books, and (e) such statutes, records and other documents as we have deemed relevant.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and conformity with the originals of all documents submitted to us as copies thereof. In addition, we have made such other examinations of law and fact as we have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, we are of the opinion that (i) the Shares issuable by the Company upon the exercise of the warrants or conversion of the promissory notes, assuming such issuances are made in accordance with the terms thereof and the Company has available sufficient shares of authorized common stock, will be validly issued, fully paid and nonassessable upon such issuance; and (ii) that the currently outstanding Shares to be sold by the selling shareholders have been validly issued, fully paid and are non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the references to this firm in the Registration Statement and the prospectus included therein. In giving this consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Securities and Exchange Commission thereunder with respect to any part of the registration statement, including this opinion as an exhibit or otherwise.

RICHARDSON & PATEL LLP

/s/ Richardson & Patel LLP